SOLICITORS AND INTERNATIONAL LAWYERS

寶維斯律師事務所
香港及國際律師

12TH FLOOR, HONG KONG CLUB BUILDING 3A CHATER ROAD, CENTRAL, HONG KONG
TELEPHONE (852) 2536-9933 FACSIMILE (852) 2536-9622

WRITER'S DIRECT DIAL NUMBER

WRITER'S DIRECT E-MAIL ADDRESS

WRITER'S DIRECT FACSIMILE

PARTNERS
JEANETTE K. CHAN
JOHN E. LANGE


05011277

Rule 12g3-2(b) File No. 82-34792

September 15, 2005



By Hand Delivery

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20549
U.S.A.

Re: File No. 82-34792/Tencent Holdings Limited.
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

On behalf of Tencent Holdings Limited (the "Company"), I am furnishing herewith the information set forth in Annex A hereto pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

This letter, together with the enclosures listed in Annex A hereto, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the

enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: 852-2846-0388, fax: 852-2536-9622).

Kindly acknowledge receipt of his letter and the enclosure by stamping the enclosed copy of this letter and returning it to the messenger.

Very truly yours,

Jeanette K. Chan

Enclosures

ANNEX A

Date	Description
August 24, 2005	Announcement of the Interim Results for 2005
August 24, 2005	2005 Interim Report



TENCENT HOLDINGS LIMITED
騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 700)

ANNOUNCEMENT OF THE INTERIM RESULTS FOR 2005

The Board of Directors (the "Board") of Tencent Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (collectively, the "Group") for the three and six months ended 30 June 2005. These interim results have been reviewed by PricewaterhouseCoopers, the auditors of the Company (the "Auditors"), in accordance with the International Standard on Review Engagements 2400 "Engagements to review financial statements" issued by the International Auditing and Assurance Standards Board, and by the Audit Committee of the Company, comprising a majority of the independent non-executive directors of the Company.

CONDENSED CONSOLIDATED BALANCE SHEETS AS AT 30 JUNE 2005 AND 31 DECEMBER 2004

	Note	**Unaudited 30 June 2005** *RMB'000*	Audited (as restated) (Note) 31 December 2004 *RMB'000*
ASSETS			
Non-current assets			
Fixed assets		**190,653**	142,080
Intangible assets		**18,055**	–
Held-to-maturity investments		**167,358**	167,374
Deferred tax assets	5	**86,748**	–
		462,814	309,454
Current assets			
Accounts receivable		**232,358**	192,725
Prepayments, deposits and other receivables		**32,910**	50,347
Financial assets held for trading		**675,200**	666,900
Term deposits with initial term of over three months		**547,459**	784,054
Cash and cash equivalents		**1,124,492**	859,841
		2,612,419	2,553,867
Total Assets		**3,075,233**	2,863,321

	Note	Unaudited 30 June 2005 RMB'000	Audited (as restated) (Note) 31 December 2004 RMB'000
EQUITY			
Shareholders' equity			
Share capital		**193**	192
Share premium		**1,781,904**	1,777,721
Share-based compensation reserve	1	**15,426**	5,583
Other reserves		**66,609**	52,442
Retained earnings		**954,024**	816,300
		2,818,156	2,652,238
LIABILITIES			
Non-current liabilities			
Deferred tax liabilities		**358**	–
Current liabilities			
Accounts payable		**1,401**	2,506
Other payables and accruals		**110,006**	79,912
Dividends payable		**–**	145
Current income tax liabilities		**18,119**	5,648
Other tax liabilities		**13,269**	59,650
Deferred revenue		**113,924**	63,222
		256,719	211,083
Total Liabilities		**257,077**	211,083
Total Equity and Liabilities		**3,075,233**	2,863,321

Note: The retained earnings and share-based compensation reserve as at 31 December 2004 have been restated as a result of the adoption of IFRS 2 (issued 2004), "Share-based Payment" (see Note 1.1).

CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE THREE AND SIX MONTHS ENDED 30 JUNE 2005

	Note	Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
			(as restated) (Note)		(as restated) (Note)
		2005	2004	**2005**	2004
	Note	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*
Revenues					
Internet value-added services		**169,883**	99,913	**318,947**	204,499
Mobile and telecommunications value-added services		**136,498**	156,054	**270,769**	298,871
Online advertising		**25,170**	12,847	**40,463**	21,062
Others		**2,114**	1,699	**3,957**	3,634
		333,665	270,513	**634,136**	528,066
Cost of revenues		**(108,963)**	(100,652)	**(210,891)**	(188,315)
Gross profit		**224,702**	169,861	**423,245**	339,751
Other gains, net		**15,148**	1,061	**27,053**	1,928
Selling and marketing expenses		**(45,501)**	(26,773)	**(84,014)**	(50,005)
General and administrative expenses		**(75,596)**	(28,957)	**(144,122)**	(63,436)
Operating profit		**118,753**	115,192	**222,162**	228,238
Finance (costs)/income, net		**(51)**	(18)	**(166)**	108
Profit before income tax		**118,702**	115,174	**221,996**	228,346
Income tax benefit/(expenses)	5	**68,271**	(3,293)	**61,931**	(10,005)
Profit for the period		**186,973**	111,881	**283,927**	218,341
Earnings per share for profit attributable to the equity holders of the Company during the period (expressed in RMB per share)					
- basic	6	**0.106**	0.084	**0.161**	0.169
- diluted	6	**0.103**	0.083	**0.156**	0.168

Note: The cost of revenues, selling and marketing expenses and general and administrative expenses for the three and six months ended 30 June 2004 have been restated as a result of the adoption of IFRS 2 (issued 2004), "Share-based Payment" (see Note 1.1).

NOTES

1 Summary of significant accounting policies

1.1 *General information, basis of preparation and presentation*

The Company was incorporated in the Cayman Islands. The shares of the Company have been listed on the Main Board of The Stock Exchange of Hong Kong Limited since 16 June 2004.

The Company is an investment holding company. The Company and its subsidiaries (collectively the "Group") are principally engaged in the provision of Internet and mobile value-added services and online advertising services to users in the People's Republic of China (the "PRC").

The condensed consolidated balance sheet as at 30 June 2005 and condensed consolidated income statements for the three and six months ended 30 June 2005 (collectively defined as "Interim Financial Information") of the Group are prepared in accordance with International Accounting Standard ("IAS") 34, "Interim Financial Reporting" issued by the International Accounting Standards Board.

The Interim Financial Information should be read in conjunction with the Auditors' report and the audited consolidated financial statements of the Group for the year ended 31 December 2004 (the "2004 Financial Statements") as set out in the 2004 annual report of the Company dated 17 March 2005.

Except for those mentioned below, the accounting policies and method of computation used in the preparation of this Interim Financial Information are consistent with those used in the 2004 Financial Statements, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") under the historical cost convention, as modified by the revaluation of financial assets at fair value through the income statement.

In 2005, the Group adopted the following revised and newly released IFRS which should be applied for periods beginning on or after 1 January 2005 and are relevant to its operations. The 2004 Financial Statements have been restated as required, in accordance with the relevant requirements.

IAS 1 (revised 2003), Presentation of Financial Statements
IAS 8 (revised 2003), Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10 (revised 2003), Events after the Balance Sheet Date
IAS 16 (revised 2003), Property, Plant and Equipment
IAS 17 (revised 2003), Leases
IAS 21 (revised 2003), The Effects of Changes in Foreign Exchange Rates
IAS 24 (revised 2003), Related Party Disclosures
IAS 27 (revised 2003), Consolidated and Separate Financial Statements
IAS 32 (revised 2003), Financial Instruments: Disclosure and Presentation
IAS 33 (revised 2003), Earnings per Share
IAS 38 (revised 2004), Intangible Assets
IAS 39 (revised 2003), Financial Instruments: Recognition and Measurement
IFRS 2 (issued 2004), Share-based Payment

The adoption of IAS 1, 8, 10, 16, 17, 21, 24, 27, 32, 33 and 39 (all revised in 2003) did not result in substantial changes to the Group's accounting policies. The adoption of IAS 38 formed the accounting policy for intangible assets recognised by the Group in the current period (see Note 1.3)

The adoption of IFRS 2 has resulted in a change in the accounting policy for share-based payment. Prior to this, the provision of share options to employees did not result in a charge in the income statement. Subsequent to the adoption of IFRS 2, the Group charges the cost of share options to the income statement (see Note 1.2).

The adoption of IFRS 2 requires retrospective application of all the share options granted to employees after 7 November 2002 and not vested as at 1 January 2005 which has resulted in the following:

	Three months ended 30 June		**Six months ended 30 June**	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Increase in share-based compensation reserve	**5,306**	1,408	**15,426**	2,252
Decrease in retained earnings brought forward as previously reported	**–**	–	**5,583**	–
Increase in cost of revenues	**1,146**	493	**2,220**	788
Increase in selling and marketing expenses	**915**	308	**1,801**	496
Increase in general and administrative expenses	**3,245**	607	**5,822**	968
Decrease in basic earnings per share	**RMB0.0030**	RMB0.0011	**RMB0.0056**	RMB0.0017
Decrease in diluted earnings per share	**RMB0.0029**	RMB0.0011	**RMB0.0054**	RMB0.0017

1.2 ***Share-based compensation***

The fair value of the employee services received in exchange for the grant of options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted by using an option-pricing model, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the Company revises its estimate of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

1.3 ***Intangible assets***

Intangible assets mainly include non-compete agreement and computer software and technology acquired from a third party company (the "Vendor"). They are initially recognised at their respective fair values by allocating the total purchase consideration paid to the Vendor as ascertained by a third party professional valuer. Intangible assets other than goodwill are amortised on a straight-line basis over their estimated useful lives of three to five years.

2 **Segment information**

Business segment is the Group's primary basis of segment reporting. The business segment information of the Group for the three months and six months ended 30 June 2005 and 2004 are presented as follows:

	Unaudited Three months ended 30 June 2005				
	Internet value-added services	**Mobile and telecommunications value-added services**	**Online advertising**	**Others**	**Total**
	RMB'000	***RMB'000***	***RMB'000***	***RMB'000***	***RMB'000***
Revenues	**169,883**	**136,498**	**25,170**	**2,114**	**333,665**
Gross profit/(loss)	**117,108**	**89,963**	**18,357**	**(726)**	**224,702**
Other gains, net					**15,148**
Selling and marketing expenses					**(45,501)**
General and administrative expenses					**(75,596)**
Operating profit					**118,753**
Finance costs, net					**(51)**
Profit before income tax					**118,702**
Income tax benefit					**68,271**
Profit for the period					**186,973**

	Unaudited (as restated) Three months ended 30 June 2004				
	Internet value-added services	Mobile and telecommunications value-added services	Online advertising	Others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Revenues	99,913	156,054	12,847	1,699	270,513
Gross profit/(loss)	65,793	95,955	9,484	(1,371)	169,861
Other gains, net					1,061
Selling and marketing expenses					(26,773)
General and administrative expenses					(28,957)
Operating profit					115,192
Finance cost, net					(18)
Profit before income tax					115,174
Income tax expenses					(3,293)
Profit for the period					111,881

	Unaudited Six months ended 30 June 2005				
	Internet value-added services	**Mobile and telecommunications value-added services**	**Online advertising**	**Others**	**Total**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Revenues	**318,947**	**270,769**	**40,463**	**3,957**	**634,136**
Gross profit/(loss)	**223,595**	**174,168**	**27,665**	**(2,183)**	**423,245**
Other gains, net					**27,053**
Selling and marketing expenses					**(84,014)**
General and administrative expenses					**(144,122)**
Operating profit					**222,162**
Finance costs, net					**(166)**
Profit before income tax					**221,996**
Income tax benefit					**61,931**
Profit for the period					**283,927**

	Unaudited (as restated) Six months ended 30 June 2004				
	Internet value-added services	Mobile and telecommunications value-added services	Online advertising	Others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Revenues	204,499	298,871	21,062	3,634	528,066
Gross profit/(loss)	137,649	190,348	13,824	(2,070)	339,751
Other gains, net					1,928
Selling and marketing expenses					(50,005)
General and administrative expenses					(63,436)
Operating profit					228,238
Finance income, net					108
Profit before income tax					228,346
Income tax expenses					(10,005)
Profit for the period					218,341

The Group mainly operates its businesses in the PRC (excluding Hong Kong) and the respective assets are located in the PRC. The Group also holds certain financial assets as investments which are traded in other territories.

3 Share option schemes

The Company adopted two share option schemes for the purpose of providing incentives to its directors, eligible employees and consultants:

(i) *Pre-IPO Share Option Scheme (the "Pre-IPO Option Scheme")*

Under the Pre-IPO Option Scheme, the Board granted options to eligible employees, including executive directors of the Company, to subscribe for shares in the Company. The Pre-IPO Option Scheme will expire on 31 December 2011.

The total number of shares in respect of which options were granted under the Pre-IPO Option Scheme was not permitted to exceed 7.5% of the shares in issue on the date the offer of the grant of an option was made. The number of ordinary shares in respect of which options were granted to any individual was not permitted to exceed 10% of the number of ordinary shares issued and issuable under the scheme. Options granted had to be taken up within 15 days of the date of grant, upon payment of RMB1 per grant. As at the effective date of the IPO of the Company on 16 June 2004, all options under this scheme had been granted.

The options vest in four equal tranches either after the expiration of a 12-month, 24-month, 36-month and 48-month period beginning on the date of the grant, respectively, or after the expiration of a 24-month, 36-month, 48-month and 60-month period beginning from the commencement date of employment, respectively. All the options are exercisable in installments from the commencement of the relevant vesting period until 31 December 2011.

In the event of any alterations made to the capital structure of the Company whilst any options granted remain exercisable, whether by way of capitalisation of profits or reserves, rights issue, consolidation, sub-division, or reduction of the share capital of the Company or otherwise howsoever in accordance with legal requirements or in any event of any distribution of the Company's capital assets to its shareholders on a pro rata basis (whether in cash or in species) other than dividends paid out of the net profits attributable to its shareholders for each financial year of the Company, such corresponding alterations shall be made to: (i) the number or nominal amount of shares subject to the options of the scheme so far unexercised; (ii) the subscription price; or (iii) the method of exercise of the option.

(ii) *Post-IPO Share Option Scheme (the "Post-IPO Option Scheme")*

The Post-IPO Option Scheme was adopted by the Company on 24 March 2004. The Board may, at its discretion, invite any employee, consultant or director of any company in the Group to take up options to subscribe for shares at a price determined by it pursuant to the terms of the Post-IPO Option Scheme.

The options vest in four equal tranches either after the expiration of a 12-month, 24-month, 36-month and 48-month period beginning on the date of the grant, respectively, or after the expiration of a 24-month, 36-month, 48-month and 60-month period beginning from the commencement date of employment, respectively. The Post-IPO Option Scheme will remain in force for a period of ten years, commencing on the adoption date.

The maximum number of shares in respect of which options may be granted under the Post-IPO Option Scheme, and under any other share option scheme of the Company (including the Pre-IPO Option Scheme), shall not exceed 10% of the relevant class of securities of the Company in issue as at the date of the IPO of the Company.

4 **Expenses by nature**

	Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
		(as restated)		(as restated)
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Employee benefits expenses (Note)	**72,278**	34,094	**134,099**	67,216
Mobile and telecom charges and bandwidth and server custody fees	**66,101**	77,641	**132,916**	143,918
Promotion and advertising expenses	**22,062**	13,117	**39,647**	24,975
Travelling and entertainment expenses	**12,361**	7,598	**22,739**	13,586
Depreciation of fixed assets (Note)	**11,372**	6,454	**21,375**	12,185
Amortisation of intangible assets	**352**	–	**352**	–
Operating lease rentals in respect of office buildings	**6,717**	2,827	**12,074**	5,724
Value-added tax paid upon transfer of software within the Group	**–**	3,300	**–**	5,402
Other expenses	**38,817**	11,351	**75,825**	28,750
Total cost of revenues, selling and marketing expenses and general and administrative expenses	**230,060**	156,382	**439,027**	301,756

Note: Research and development expenses were RMB32,527,000(for the three months ended 30 June 2004: RMB8,075,000) and RMB59,092,000 (for the six months ended 30 June 2004: RMB20,714,000) for the three and six months ended 30 June 2005, respectively. The expenses included employee benefit expenses and depreciation totalling RMB30,933,000 (for the three months ended 30 June 2004: RMB7,059,000) and RMB56,491,000 (for the six months ended 30 June 2004: RMB13,244,000) for the three and six months ended 30 June 2005, respectively.

The Group did not capitalise any research and development expenses for such periods.

5 **Tax expenses**

(a) ***Income tax***

(i) *Cayman Islands and British Virgin Islands Profits Tax*

The Group has not been subject to any taxation in these jurisdictions for the six months ended 30 June 2005 and 2004, respectively.

(ii) *Hong Kong Profits Tax*

No Hong Kong profits tax has been provided as the Group has no assessable profit arising in Hong Kong for the six months ended 30 June 2005 and 2004, respectively.

(iii) *PRC Enterprise Income Tax*

PRC Enterprise Income Tax ("EIT") is provided on the assessable income of entities within the Group incorporated in the PRC for the six months ended 30 June 2005 and 2004, respectively, calculated in accordance with the relevant regulations of the PRC after considering the available tax benefits from refunds and allowances.

There are five direct and indirect subsidiaries of the Company in the PRC, namely, Shenzhen Tencent Computer Systems Company Limited ("Tencent Computer"), Tencent Technology (Shenzhen) Company Limited ("Tencent Technology"), Shiji Kaixuan Technology Company Limited, Shidai Zhaoyang Technology (Shenzhen) Company Limited and Tencent Technology (Beijing) Company Limited. The applicable EIT tax rates applicable to these five companies for the three and six months ended 30 June 2005 range from 0% to 15%.

The taxation charges of the Group for the three months and six months ended 30 June 2005 are analysed as follows:

	Unaudited Three months ended 30 June		**Unaudited Six months ended 30 June**	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
PRC current tax	**18,119**	4,644	**24,459**	10,993
Deferred tax	**(86,390)**	(1,351)	**(86,390)**	(988)
	(68,271)	3,293	**(61,931)**	10,005

The tax on the Group's profit before income tax differs from the theoretical amount that would arise using the tax rate of 15%, the tax rate enacted in Shenzhen, the PRC, where the principal activities of the Group are conducted. The difference is analysed as follows:

	Unaudited Three months ended 30 June		**Unaudited Six months ended 30 June**	
		(as restated)		(as restated)
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Profit before income tax	**118,702**	115,174	**221,996**	228,346
Tax calculated at a tax rate of 15%	**17,805**	17,276	**33,299**	34,252
Effects of different tax rates available to different companies of the Group	**(1,497)**	–	**(2,953)**	–
Effects of tax holiday on assessable profit of subsidiaries	**3,097**	(30,912)	**(979)**	(52,258)
Expenses not deductible for tax purposes	**794**	441	**1,452**	920
Utilisation of previously unrecognised tax assets/ deferred tax assets not recognised	**(1,091)**	16,667	**(6,760)**	26,795
Recognition of previously unrecognised deferred tax assets (Note)	**(88,638)**	–	**(88,638)**	–
Utilisation of previously unrecognised tax losses	**–**	(230)	**–**	(230)
Unrecognised tax losses	**1,259**	51	**2,648**	526
Tax (credit)/charge	**(68,271)**	3,293	**(61,931)**	10,005

Note: Certain intragroup software sales have been transacted within the Group. The costs of the self-developed software purchased have been amortised by a group company, Tencent Computer, over their contracted useful lives (the "Amortisation"). The Amortisation has been allowed as a deductible expense in ascertaining the assessable profits and income tax of Tencent Computer ("Tax Deduction Claim"). These have given rise to a potential temporary difference between the accounting base (which is zero) and the tax base (which is the unamortised net book value of these software) of the amounts of software sold in these transactions. In prior periods, no deferred tax assets arising from this potential temporary difference were recognised because there was no reasonable certainty that Tencent Computer would obtain the approval from the local tax bureau for the Tax Deduction Claim. On 8 June 2005, a formal approval document, Shendishuierhan 2005 No.99, was issued by the local tax bureau and deferred tax assets of approximately RMB88,638,000 was recognised by the Group. The amount was calculated based on the unamortised net book value of the software recorded by Tencent Computer at approximately RMB590,918,000 and the enacted EIT rate for enterprises in Shenzhen of the PRC at 15%.

(b) **Value-added tax, Business tax and related taxes**

The operations of the Group are also subject to the following taxes in the PRC:

Category	**Tax rate**	**Basis of levy**
Value-added tax("VAT")	17%	Sales value of goods sold, offsetting by VAT on purchases
Business tax ("BT")	3-5%	Services fee income
City construction tax	1%	Net VAT and BT payable amount
Educational surcharge	3%	Net VAT and BT payable amount

6 Earnings per share

Basic

Basic earnings per share ("EPS") are calculated by dividing the profit for the periods by the weighted average number of ordinary shares in issue during each period.

	Unaudited Three months ended 30 June		**Unaudited Six months ended 30 June**	
		(as restated)		(as restated)
	2005	2004	**2005**	2004
Profit attributable to the equity holders of the Company for the period (RMB'000) (Note a)	**186,973**	111,881	**283,927**	218,341
Weighted average number of ordinary shares in issue (thousands) (Note b)	**1,771,925**	1,329,738	**1,768,895**	1,295,109
Basic EPS (RMB per share)	**0.106**	0.084	**0.161**	0.169

Diluted

Diluted EPS is calculated by adjusting the weighted average number of ordinary shares outstanding by the assumption of the conversion of all potential dilutive ordinary shares arising from share options granted by the Company (collectively forming the denominator for computing the diluted EPS). A calculation is done to determine the number of shares that could have been acquired at fair value (determined as to be the average market price of the Company's shares during the periods) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares so calculated is compared against the number of shares that would have been issued assuming the exercise of the share options. The difference is added to the denominator as an issue of ordinary shares for no consideration. No adjustment is made to earnings (numerator).

	Unaudited Three months ended 30 June		**Unaudited Six months ended 30 June**	
		(as restated)		(as restated)
	2005	2004	**2005**	2004
Profit attributable to the equity holders of the Company for the period (RMB'000) (Note a)	**186,973**	111,881	**283,927**	218,341
Weighted average number of ordinary shares in issue (thousands) (Note b)	**1,771,925**	1,329,738	**1,768,895**	1,295,109
Adjustments for share options (thousands) (Note b)	**43,718**	10,306	**45,540**	5,154
Weighted average number of ordinary shares for the calculation of diluted earnings per share (thousands)	**1,815,643**	1,340,044	**1,814,435**	1,300,263
Diluted EPS (RMB per share)	**0.103**	0.083	**0.156**	0.168

Note a: Profit attributable to the equity holders of the Company for 2004 has been restated to reflect the retrospective adjustments on the effects of share-based payment by the adoption of IFRS2.

Note b: All per share information has been adjusted retrospectively as if the effect of a split of the Company's shares had taken place on 1 January 2004.

7 **Dividends**

A final dividend for 2004 of HKD0.07 per share, totalling approximately HKD124,052,000 (equivalent to RMB132,036,000)(2003: USD3,500,000) was proposed pursuant to a resolution passed by the Board on 17 March 2005 and was approved by the shareholders in the annual general meeting held on 27 April 2005. The full amount has been distributed up to 30 June 2005.

Operating Information

The following table sets forth certain operating statistics relating to our IM community and value-added services as at the dates and for the periods presented:

	For the 15-day period ended 30 June 2005	**For the 16-day period ended 31 March 2005**
	(in millions)	
Registered IM user accounts (at end of period)	**438.4**	400.6
Active user accounts (at end of period)	**173.1**	149.2
Peak simultaneous online user accounts (for the quarter)	**16.2**	13.2
Average daily user hours	**265.4**	183.1
Average daily messages (1)	**2,551.3**	1,960.6
Fee-based Internet value-added services registered subscriptions (at end of period)	**9.4**	9.6
Fee-based mobile and telecommunications value-added service registered subscriptions (at end of period) (2)	**9.2**	9.1

(1) Average daily messages include messages exchanged between PCs only and exclude messages exchanged with mobile handsets.

(2) Includes registered subscriptions for services provided directly by us or through mobile operators.

The growth in the second quarter of 2005 of our user accounts, both registered IM user accounts and active user accounts, mainly reflects an increase in our Internet-based service accounts as we continued to increase the functionality of our services and as our services became increasingly popular. The growth in our user account base in turn, increased the overall use of our platform as reflected in the increase in peak simultaneous online user accounts, average daily user hours and average daily messages. In addition, our ranking system encouraged users to increase their usage of our services.

Financial Performance Highlights

First Half of 2005

The following table sets forth the comparative figures for the first half of 2005 and the first half of 2004:

	Unaudited Six months ended 30 June 2005	2004 (Restated*)
	(RMB in thousands)	
Revenues	**634,136**	528,066
Cost of revenues	**(210,891)**	(188,315)
Gross profit	**423,245**	339,751
Other gains, net	**27,053**	1,928
Selling and marketing expenses	**(84,014)**	(50,005)
General and administrative expenses	**(144,122)**	(63,436)
Operating profit	**222,162**	228,238
Finance (costs)/income, net	**(166)**	108
Profit before income tax	**221,996**	228,346
Income tax benefit /(expenses)	**61,931**	(10,005)
Profit for the period	**283,927**	218,341

* The adoption of IFRS 2 "Share-based Payment" requires retrospective application of all share options granted to employees after 7 November 2002 and not vested as at 1 January 2005. As a result, profit for the six months ended 30 June 2004 was reduced by RMB2.3 million.

Revenues. Revenues increased by 20.1% to RMB634.1 million for the first half of 2005 from RMB528.1 million for the first half of 2004.

	Six months ended 30 June 2005		2004	
	Amount	% of total revenues	Amount	% of total revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**318,947**	**50.3%**	204,499	38.7%
Mobile and telecommunications value-added services	**270,769**	**42.7%**	298,871	56.6%
Online advertising	**40,463**	**6.4%**	21,062	4.0%
Others	**3,957**	**0.6%**	3,634	0.7%
Total revenues	**634,136**	**100.0%**	528,066	100.0%

Cost of revenues. Cost of revenues increased by 12.0% to RMB210.9 million for the first half of 2005 from RMB188.3 million for the first half of 2004.

	Six months ended 30 June			
	2005		**2004**	
	Amount	**% of segment revenues**	**Amount**	**% of segment revenues**
	(RMB in thousands, except percentages)			
Internet value-added services	**95,352**	**29.9%**	66,850	32.7%
Mobile and telecommunications value-added services	**96,601**	**35.7%**	108,523	36.3%
Online advertising	**12,798**	**31.6%**	7,238	34.4%
Others	**6,140**	**155.2%**	5,704	157.0%
Total cost of revenues	**210,891**		188,315	

Second Quarter of 2005

Our unaudited consolidated revenues for the second quarter of 2005 were RMB333.7 million, an increase of 23.3% over the same period in 2004 and an increase of 11.0% quarter on quarter.

Operating profit for the second quarter of 2005 was RMB118.8 million, representing an increase of 3.1% over the same period in 2004 and an increase of 14.8% quarter on quarter.

Profit for the second quarter of 2005 was RMB187.0 million, representing an increase of 67.1% from the same period in 2004 and an increase of 92.8% quarter on quarter. As a percentage of revenues, profit for the period accounted for 56.0% for the second quarter of 2005, compared to 41.4% for the same period of 2004 and 32.3% for the first quarter of 2005.

Management Discussion and Analysis

Effective 1 January 2005, we have adopted International Financial Reporting Standard (IFRS) 2 "Share-based Payment" which resulted in a change in our accounting policy with respect to share option grants made to employees. The adoption of IFRS 2 requires a retrospective adjustment to the financial information for 2004. Accordingly, our financial information for the second quarter of 2004 set forth below has been restated.

Second Quarter of 2005 Compared to First Quarter of 2005

The following table sets forth the comparative figures for second quarter of 2005 and the first quarter of 2005:

	Unaudited Three months ended	
	30 June 2005	**31 March 2005**
	(RMB in thousands)	
Revenues	**333,665**	300,471
Cost of revenues	**(108,963)**	(101,928)
Gross profit	**224,702**	198,543
Other gains, net	**15,148**	11,905
Selling and marketing expenses	**(45,501)**	(38,513)
General and administrative expenses	**(75,596)**	(68,526)
Operating profit	**118,753**	103,409
Finance costs, net	**(51)**	(115)
Profit before income tax	**118,702**	103,294
Income tax benefit/(expenses)	**68,271**	(6,340)
Profit for the period	**186,973**	96,954

Revenues. Revenues increased by 11.0% to RMB333.7 million for the second quarter of 2005 from RMB300.5 million for the first quarter of 2005. The following table sets forth our revenues by line of business for the second quarter of 2005 and the first quarter of 2005:

	Three months ended			
	30 June 2005		**31 March 2005**	
	Amount	**% of total revenues**	**Amount**	**% of total revenues**
	(RMB in thousands, except percentages)			
Internet value-added services	**169,883**	**50.9%**	149,064	49.6%
Mobile and telecommunications value-added services	**136,498**	**40.9%**	134,271	44.7%
Online advertising	**25,170**	**7.6%**	15,293	5.1%
Others	**2,114**	**0.6%**	1,843	0.6%
Total revenues	**333,665**	**100.0%**	300,471	100.0%

Revenues from our Internet value-added services increased by 14.0% to RMB169.9 million for the second quarter of 2005 from RMB149.1 million for the first quarter of 2005. The increase mainly reflected the continuing success of our online identity business, the significant growth of Premium QQ offered through fixed-line operators' channels and the growth in our online games. Revenues from fairly new services, such as our online reminder service and personalized icon services, also contributed to the increase in revenues.

Revenues from our mobile and telecommunications value-added services increased by 1.7% to RMB136.5 million for the second quarter of 2005 from RMB134.3 million for the first quarter of 2005. Revenues from ringback tones and mobile IVR increased significantly in the second quarter of 2005 due to an overall growth in popularity of these services. The increase, however, was partially offset by the continuing decline in revenues relating to our mobile communication-based and content-based SMS services. In addition, the continuing "cleaning up" of customer accounts undertaken by the mobile operators negatively affected our revenues derived from mobile and telecommunications value-added services. In the second quarter of 2005, we were in the final stages of winding-down the settlement of fees relating to the 161 Mobile Chat arrangement with China Mobile, which was terminated in late 2004.

Revenues from online advertising increased by 64.6% to RMB25.2 million for the second quarter of 2005 from RMB15.3 million for the first quarter of 2005. The change was mainly attributable to the seasonal pick-up of our online advertising business and increased marketing of our advertising services. The increase in revenues also reflected some new advertising revenues relating to the Internet searching functions that we initiated in early 2005.

Cost of revenues. Cost of revenues increased by 6.9% to RMB109.0 million for the second quarter of 2005 from RMB101.9 million for the first quarter of 2005. The increase principally reflected the increase in content costs and bandwidth and server custody fees as we offered richer content and a broader range of products and services. On the other hand, telecommunications operators' revenue share and imbalance fees decreased as we finalized the settlement of our fee sharing arrangements with certain provincial operators of China Mobile relating to 161 Mobile Chat, which was terminated in late 2004. As a percentage of revenues, cost of revenues decreased to 32.7% in the second quarter of 2005 from 33.9% in the first quarter of 2005. The following table sets forth our cost of revenues by line of business for the second quarter of 2005 and the first quarter of 2005:

	Three months ended			
	30 June 2005		**31 March 2005**	
	Amount	**% of segment revenues**	**Amount**	**% of segment revenues**
	(RMB in thousands, except percentages)			
Internet value-added services	**52,775**	**31.1%**	42,577	28.6%
Mobile and telecommunications value-added services	**46,535**	**34.1%**	50,066	37.3%
Online advertising	**6,813**	**27.1%**	5,985	39.1%
Others	**2,840**	**134.3%**	3,300	179.1%
Total cost of revenues	**108,963**		101,928	

Cost of revenues for our Internet value-added services increased by 24.0% to RMB52.8 million for the second quarter of 2005 from RMB42.6 million for the first quarter of 2005. The increase mainly reflected the increased content costs relating to our expanded content offerings and the higher expenses associated with our bandwidth capacity and servers as we supported more bandwidth intensive services. As the volume of our Internet value-added services increased, we also recognized higher amounts of telecommunications operators' revenue share and higher revenue sharing costs through our mobile collection channels. In addition, staff costs increased as we continued to recruit additional staff to develop and support new products and services.

Cost of revenues for our mobile and telecommunications value-added services decreased by 7.1% to RMB46.5 million for the second quarter of 2005 from RMB50.1 million for the first quarter of 2005. The decrease mainly reflected the lower amount of fees retained by mobile operators for their share of revenues as we finalized the settlement of our fee sharing arrangement with certain provincial operators of China Mobile relating to the 161 Mobile Chat, which was terminated in late 2004. The decrease also reflected the decline in MMS related sharing costs as China Mobile's change in MMS billing policy significantly reduced our revenues derived from such services. The decrease was partially offset by increased staff costs and content costs as we offered a broader range of products.

Cost of revenues for our online advertising increased by 13.8% to RMB6.8 million for the second quarter of 2005 from RMB6.0 million for the first quarter of 2005. The increase mainly reflects additional expenses incurred to offer Internet searching functions beginning in early 2005 in order to create a new source of advertising revenues. In addition, the amount of sales commission paid to advertising agencies increased as we had more online advertising business volume.

Other gains, net. Other gains reflects primarily the interest income generated from bank deposits and other interest-earning financial assets and fair value gains on financial instruments. Other gains increased by 27.2% to RMB15.1 million for the second quarter of 2005 from RMB11.9 million for the first quarter of 2005. Interest income for the second quarter of 2005 was higher due to the increase in interest rates, particularly for U.S. dollars denominated investments.

Selling and marketing expenses. Selling and marketing expenses increased by 18.1% to RMB45.5 million for the second quarter of 2005 from RMB38.5 million for the first quarter of 2005. The increase principally reflected higher promotional and advertising expenses and related staff costs and travel and entertainment costs. These expenses were incurred in order to further enhance our strong brand recognition, to diversify and explore new collection channels, and to launch new value-added Internet services and products. We also incurred higher expenses to improve our customer care services. As a percentage of revenues, selling and marketing expenses increased to 13.6% in the second quarter of 2005 from 12.8% in the first quarter of 2005.

General and administrative expenses. General and administrative expenses increased by 10.3% to RMB75.6 million for the second quarter of 2005 from RMB68.5 million for the first quarter of 2005. The increase was mainly attributable to increased strategic research and development investments in key technologies, including IM functionalities, online games

and our web portals. We also incurred increased professional consulting fees relating to areas such as human resources consulting and tax consulting. As a percentage of revenues, general and administrative expenses decreased to 22.7% in the second quarter of 2005 from 22.8% in the first quarter of 2005.

Income tax benefit/(expenses). We recorded a net tax credit of RMB68.3 million for the second quarter of 2005 compared to income tax expenses of RMB6.3 million for the first quarter of 2005. Since 2003, Tencent Technology has been selling self-developed software to Tencent Computer under our structural contracts. The cost of the software, which is amortized as expenses at Tencent Computer over its estimated contractual useful lives, might be allowed for income tax deduction claims in ascertaining the assessable profits of Tencent Computer. As a result, these intra-group arrangements had given rise to a potential temporary difference between the accounting base in our consolidated financial statements and the tax base in the financial statements of Tencent Computer. During the second quarter of 2005, Tencent Computer had obtained the necessary approval from the local tax bureau in relation to the deduction claim, and as a result, Tencent Computer recognized related potential deferred tax assets of RMB88.6 million.

Profit for the period. As a result of the factors discussed above, profit for the period increased by 92.8% to RMB187.0 million for the second quarter of 2005 from RMB97.0 million for the first quarter of 2005. Net margin for the period was 56.0% for the second quarter of 2005 compared to 32.3% for the first quarter of 2005.

Second Quarter of 2005 Compared to Second Quarter of 2004

The following table sets forth the comparative figures for the second quarter of 2005 and the second quarter of 2004:

	Unaudited Three months ended 30 June	
	2005	**2004**
		(Restated*)
	(RMB in thousands)	
Revenues	**333,665**	270,513
Cost of revenues	**(108,963)**	(100,652)
Gross profit	**224,702**	169,861
Other gains, net	**15,148**	1,061
Selling and marketing expenses	**(45,501)**	(26,773)
General and administrative expenses	**(75,596)**	(28,957)
Operating profit	**118,753**	115,192
Finance (costs)/income, net	**(51)**	(18)
Profit before income tax	**118,702**	115,174
Income tax benefit/(expenses)	**68,271**	(3,293)
Profit for the period	**186,973**	111,881

* The adoption of IFRS 2 requires retrospective application to all share options granted to employees after 7 November 2002 and not vested as at 1 January 2005. As a result, profit for the three months ended 30 June 2004 was reduced by RMB1.4 million.

Revenues. Revenues increased by 23.3% to RMB333.7 million for the second quarter of 2005 from RMB270.5 million for the second quarter of 2004, as a result of significant increase in revenues from Internet value-added services and online advertising. The increase, however, was partially offset by the decrease in revenues from mobile and telecommunications value-added services. The following table sets forth our revenues by line of business for the second quarter of 2005 and the second quarter of 2004:

	Three months ended 30 June			
	2005		2004	
	Amount	% of total revenues	Amount	% of total revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**169,883**	**50.9%**	99,913	36.9%
Mobile and telecommunications value-added services	**136,498**	**40.9%**	156,054	57.7%
Online advertising	**25,170**	**7.6%**	12,847	4.8%
Others	**2,114**	**0.6%**	1,699	0.6%
Total revenues	**333,665**	**100.0%**	270,513	100.0%

Revenues from our Internet value-added services increased by 70.0% to RMB169.9 million for the second quarter of 2005 from RMB99.9 million for the second quarter of 2004. Revenues from our various community services and interactive entertainment, in particular avatars and online games, increased significantly as user adoption grew. Several new products and services, such as our online reminder and online hard disk services, also contributed to the increase in revenues derived from Internet value-added services. These increases were slightly offset by a slight decrease in revenues collected through mobile operators, a decrease in revenues from our more mature products and a decrease in revenues from some of our services that faced significant competition such as online dating.

Revenues from our mobile and telecommunications value-added services decreased by 12.5% to RMB136.5 million for the second quarter of 2005 from RMB156.1 million for the second quarter of 2004. The continuing "cleaning up" of customer accounts undertaken by the mobile operators and the termination of the 161 Mobile Chat fee sharing arrangement with China Mobile had led to revenue decline. These decreases were partially offset by an increase in revenues from mobile voice value-added services, comprising ringback tones and mobile IVR. Although revenues derived from MMS declined due to China Mobile's change in its billing policy, revenues from other 2.5G-related services increased due to the increased popularity of 2.5G services offered by mobile operators.

Revenues from online advertising increased by 95.9% to RMB25.2 million for the second quarter of 2005 from RMB12.8 million for the second quarter of 2004. The increase in revenues reflected our growing customer base and some new advertising revenues relating to the Internet searching functions that we initiated in early 2005. In addition, our QQ.com portal started to generate more revenues.

Cost of revenues. Cost of revenues increased by 8.3% to RMB109.0 million for the second quarter of 2005 from RMB100.7 million for the second quarter of 2004. The increase principally reflected the increased bandwidth and server custody fees as we supported more bandwidth intensive services, and the increased content costs as we offered richer content. In addition, staff costs increased as we increased the number of employees to support our various services and products. These increases were partially offset by the lower telecommunications operators' revenue share and imbalance fees due to the diversification of some of our fee collection channels into non-mobile based channels and due to the termination of the 161 Mobile Chat fee sharing arrangement with China Mobile, which had a comparatively high revenue sharing ratio than our other services. As a percentage of revenues, cost of revenues decreased to 32.7% in the second quarter of 2005 from 37.2% in the second quarter of 2004. The following table sets forth our cost of revenues by line of business for the second quarter of 2005 and the second quarter of 2004:

	Three months ended 30 June			
	2005		2004	
	Amount	% of segment revenues	Amount	% of segment revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**52,775**	**31.1%**	34,120	34.1%
Mobile and telecommunications value-added services	**46,535**	**34.1%**	60,099	38.5%
Online advertising	**6,813**	**27.1%**	3,363	26.2%
Others	**2,840**	**134.3%**	3,070	180.7%
Total cost of revenues	**108,963**		100,652	

Cost of revenues for our Internet value-added services increased by 54.7% to RMB52.8 million for the second quarter of 2005 from RMB34.1million for the second quarter of 2004. The increase mainly reflected expenses incurred to support more bandwidth intensive services, and increased content costs associated with the offering of richer content services such as our music offerings. In addition, staff costs to support our growing range of Internet value-added services increased. These increases were partially offset by a decrease in the amount of fees retained by mobile operators for their share of revenues and imbalance fees as a result of a gradual diversification of some of our collection channels into non-mobile based channels.

Cost of revenues for our mobile and telecommunications value-added services decreased by 22.6% to RMB46.5 million for the second quarter of 2005 from RMB60.1 million for the second quarter of 2004. The decrease mainly reflected the significant decrease in fees retained by mobile operators for their share of revenues and imbalance fees due to the termination of the 161 Mobile Chat fee sharing arrangement with China Mobile, which had a comparatively high revenue sharing ratio than our other services. The decrease was partially offset by an increase in content fees as we enriched our content and an increase in staff costs as we increased the number of staff to support our various new products and services.

Cost of revenues for our online advertising increased by 102.6% to RMB6.8 million for the second quarter of 2005 from RMB3.4 million for the second quarter of 2004. The increase mainly reflected the increased sales commissions paid to advertising agencies and increased bandwidth charges as the volume of our advertising contracts increased. In addition, we increased the number of staff to drive the growth of our online advertising business, and newly incurred expenses to offer Internet searching functions beginning in early 2005 in order to create a new source of advertising revenues.

Other gains, net. We recorded other gains of RMB15.1 million for the second quarter of 2005 compared to RMB1.1 million for the second quarter of 2004. The increase mainly reflected the additional interest income and fair value gains generated from increased cash investments into interest-earning financial assets by applying surplus cash proceeds derived from our initial public offering completed in the summer of 2004.

Selling and marketing expenses. Selling and marketing expenses increased by 70.0% to RMB45.5 million for the second quarter of 2005 from RMB26.8 million for the second quarter of 2004. The increase principally reflected increased promotional and advertising activities and higher staff costs as we launched and began marketing several new products and as we established new distribution channels. In addition, we increased our outsourcing as we expanded our customer support activities.

General and administrative expenses. General and administrative expenses increased by 161.1% to RMB75.6 million for the second quarter of 2005 from RMB29.0 million for the second quarter of 2004. The increase primarily reflected the increase in research and development costs as a result of an increase in the number of research and development staff and technical personnel developing new products and services to drive our future growth, including online games and IM functionalities. Staff cost also increased significantly as a result of a higher number of staff employed to support our business expansion and increased salary. Expenses relating to being a listed company also contributed to the increase in general and administrative expenses. Moreover, we have incurred increased leasing expenses as we relocated to our new offices and we have incurred increased professional consulting fees and expenses as a listed company.

Income tax benefit/(expenses). We recorded a net tax credit of RMB68.3 million for the second quarter of 2005 compared to income tax expenses of RMB3.3 million for the second quarter of 2004. As discussed above, we were able to recognize potential deferred tax assets of RMB88.6 million during the second quarter of 2005 arising from the intragroup sales of software.

Profit for the period. Profit for the period increased by 67.1% to RMB187.0 million for the second quarter of 2005 from RMB111.9 million for the second quarter of 2004. Net margin was 56.0% for the second quarter of 2005 compared to 41.4% for the second quarter of 2004.

Liquidity and Financial Resources

As at 30 June 2005 and 31 March 2005, we had the following cash and investments:

	Unaudited 30 June 2005	31 March 2005
	(RMB in thousands)	
Cash and cash equivalents	**1,124,492**	1,132,054
Term deposits with initial term of over three months	**547,459**	560,172
Financial assets held for trading	**675,200**	669,948
Held-to-maturity investments	**167,358**	167,374
Total	**2,514,509**	2,529,548

A large portion of our financial resources is held in deposits and investments denominated in U.S. dollars. As we have not used any means to hedge our exposure to foreign exchange risk, we may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits and investments.

We had no interest-bearing borrowings as at 30 June 2005.

Business Outlook

During the second quarter of 2005, the Internet market in China continued to exhibit robust growth in the number of Internet users and broadband penetration. This attractive market environment has benefited online companies, but has also increased the level of competition. Various companies, in particular foreign companies, have been attracted by the opportunities offered by the market and have increased their investments in the Chinese market. We believe that while the increased level of competition will create challenges for us, it will also provide new growth catalysts for the nascent market. We believe by focusing on strengthening our local online franchise, by staying close to our community of local users and by pursuing innovative research and development, we will be able to manage the challenges of intensified competition while positioning us to benefit from the market growth.

We have continued to focus on strengthening our online platforms including our IM platform, QQ.com portal and QQ Game Portal. In addition, we have made good progress in the development and testing of our new Internet value-added products and services, including Q-Zone and QQ Pet, and new online games, including QQ Tang and QQ Fantasy. To increase our ability to monetize the significant traffic on our online platforms and to effectively compete against intensifying competition, we have also increased our investment in the research and development of new products and services, branding of our online platforms, and developing new billing and payment channels for our products and services. We strongly believe that these investments will bring us long-term benefits.

In our Internet value-added services, we are working to enhance the features of existing flagship products and services, such as QQ Membership and online identity products. In addition, we have been conducting open-beta testing of our new products, Q-Zone and QQ Pet, by offering them to our users on a limited basis. We are pleased to see that both products

have generated initial strong demand from our users. We are currently working to enhance their technology platforms in preparation for the release of the products on a wider basis to our users. We expect these new products to generate incremental revenue in the second half of 2005.

In our online game business, QQ Game Portal remained as the leading casual game platform in China. We are planning to increase our monetization of such leadership by increasing paid-subscriptions and game item purchases for the casual games. We have further refined our advanced casual game, QQ Tang, during the second quarter of 2005. The game was commercially launched on 7 July 2005 and we have seen encouraging performance following the launch. We have also continued our closed-beta testing for MMOG, QQ Fantasy, during the second quarter of 2005. We are targeting to generate incremental revenues from our game business in the second half of this year.

In our mobile and telecommunications value-added services, we expect continued volatility as industry policies and environment continue to evolve, and competition continues to intensify. We will strive to manage these challenges by cooperating closely with operators and developing new features and products to create more value for our users. In addition, we are also increasing our investment in the customization of our Internet-based products and services for the wireless platform, such as our WAP portal and networked wireless casual games. We believe the advent of 3G will create significant market opportunities for these products and services in the future and we want to be well-positioned to be early leaders in capturing these opportunities.

In our online advertising business, we believe that we are at an early stage in monetizing the significant traffic in our online platforms. We aim to grow our online advertising business by investing in the branding of our QQ.com, by building of a strong sales team and by developing strong relationships with leading advertisers in China.

Other Information

Employee and Remuneration Policies

As at 30 June 2005, the Group had 1,648 employees (30 June 2004: 804), most of whom are based in the Company's head office in Shenzhen, the PRC. The number of employees employed by the Group varies from time to time depending on needs and they are remunerated based on industry practice.

The remuneration policy and package of the Group's employees are periodically reviewed. Apart from pension funds and in-house training programmes, discretionary bonuses and share options may be awarded to employees according to the assessment of individual performance.

The total remuneration cost incurred by the Group for the six months ended 30 June 2005 was RMB134 million (2004: RMB67 million).

Purchase, Sale or Redemption of the Company's Listed Securities

During the six months ended 30 June 2005, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

Audit Committee

The Audit Committee, which comprises two independent non-executive directors and one non-executive director of the Company, has reviewed the accounting principles and practices adopted by the Company and discussed auditing, internal control and financial reporting matters. The Audit Committee, together with the Auditors, has reviewed the Group's unaudited interim financial statements for the three and six months ended 30 June 2005.

Compliance with the Code on Corporate Governance Practices

Save for the deviation from code provision A.2.1 of Appendix 14 to the Listing Rules in respect of the segregation of the role of the chairman and chief executive officer ("CEO"), none of the directors of the Company is aware of any information which would reasonably indicate that the Company has not, for any part of the six months ended 30 June 2005, complied with the code provisions of the Code of Corporate Governance Practices as set out in Appendix 14 to the Listing Rules, which became effective from 1 January 2005.

Code provision A.2.1 provides that the roles of the chairman and chief executive officer should be separate and should not be performed by the same individual. The division of responsibilities between the chairman and chief executive officer should be clearly established and set out in writing.

During the period under review, Mr Ma Huateng was the Chairman and Chief Executive Officer of the Company. The Board considered that an abrupt segregation of the role of the chairman and CEO would involve a sharing of power and authority of the existing structure which might create turmoil on the daily operations of, and extra cost to, the Company. In addition, the chairman and CEO must be proficient in IT knowledge and be sensitive to the fast and myriad changes in the business in order to lead the Company to react swiftly to any market change, make timely decision in this fast-moving IT industry and ensure the sustainable development of the Company. Notwithstanding the above, the Board will review the current structure from time to time and shall make necessary amendments when the right time comes.

Appreciation

The dedication of the management and staff of the Group is an important ingredient necessary to meet the challenges and opportunities ahead. We would like to take this opportunity to record our cordial thanks to them all.

By Order of the Board
Ma Huateng
Chairman

Hong Kong, 24 August 2005

As at the date of this announcement, the directors of the Company are:

Executive Directors:
Ma Huateng and Zhang Zhidong;

Non-Executive Directors:
Antonie Andries Roux and Charles St Leger Searle; and

Independent Non-Executive Directors:
Li Dong Sheng, Iain Ferguson Bruce and Ian Charles Stone.

This announcement contains forward-looking statements relating to the business outlook, forecast business plans and growth strategies of the Group. These forward-looking statements are based on information currently available to the Group and are stated herein on the basis of the outlook at the time of this announcement. They are based on certain expectations, assumptions and premises, some of which are subjective or beyond our control. These forward-looking statements may prove to be incorrect and may not be realized in future. Underlying these forward-looking statements are a large number of risks and uncertainties. Further information regarding these risks and uncertainties is included in our other public disclosure documents.

Please also refer to the published version of this announcement in The Standard.



Tencent 腾讯
Tencent Holdings Limited
騰訊控股有限公司
Incorporated in the Cayman Islands with limited liability
於開曼群島註冊成立的有限公司
2005 Interim Report
二零零五年中期報告
RECEIVED

Interim Results

The board of directors (the "Board") of Tencent Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (collectively, the "Group") for the three and six months ended 30 June 2005. These interim results have been reviewed by PricewaterhouseCoopers, the auditors of the Company (the "Auditors"), in accordance with the International Standard on Review Engagements 2400 "Engagements to review financial statements" issued by the International Auditing and Assurance Standards Board, and by the Audit Committee of the Company, comprising a majority of the independent non-executive directors of the Company.

Condensed Consolidated Balance Sheet

As at 30 June 2005 and 31 December 2004

	Note	Unaudited 30 June 2005 RMB'000	Audited (as restated) (Note) 31 December 2004 RMB'000
ASSETS			
Non-current assets			
Fixed assets	5	**190,653**	142,080
Intangible assets	6	**18,055**	—
Held-to-maturity investments		**167,358**	167,374
Deferred tax assets	13	**86,748**	—
		462,814	309,454
Current assets			
Accounts receivable	7	**232,358**	192,725
Prepayments, deposits and other receivables		**32,910**	50,347
Financial assets held for trading	8	**675,200**	666,900
Term deposits with initial term of over three months		**547,459**	784,054
Cash and cash equivalents		**1,124,492**	859,841
		2,612,419	2,553,867
Total Assets		**3,075,233**	2,863,321

Condensed Consolidated Balance Sheet (Continued)

As at 30 June 2005 and 31 December 2004

	Note	Unaudited 30 June 2005 RMB'000	Audited (as restated) (Note) 31 December 2004 RMB'000
EQUITY			
Shareholders' equity			
Share capital	9	193	192
Share premium	9	1,781,904	1,777,721
Share-based compensation reserve	1, 10	15,426	5,583
Other reserves		66,609	52,442
Retained earnings		954,024	816,300
		2,818,156	2,652,238
LIABILITIES			
Non-current liabilities			
Deferred tax liabilities	13	358	—
Current liabilities			
Accounts payable		1,401	2,506
Other payables and accruals	11	110,006	79,912
Dividends payable		—	145
Current income tax liabilities		18,119	5,648
Other tax liabilities		13,269	59,650
Deferred revenue	12	113,924	63,222
		256,719	211,083
Total Liabilities		257,077	211,083
Total Equity and Liabilities		3,075,233	2,863,321

Note: The retained earnings and share-based compensation reserve as at 31 December 2004 have been restated as a result of the adoption of IFRS 2 (issued 2004), "Share-based Payment" (see Note 1.1).

Condensed Consolidated Income Statements

For the three and six months ended 30 June 2005

	Note	Unaudited Three months ended 30 June 2005 RMB'000	Unaudited Three months ended 30 June (as restated) (Note) 2004 RMB'000	Unaudited Six months ended 30 June 2005 RMB'000	Unaudited Six months ended 30 June (as restated) (Note) 2004 RMB'000
Revenues					
Internet value-added services		**169,883**	99,913	**318,947**	204,499
Mobile and telecommunications value-added services		**136,498**	156,054	**270,769**	298,871
Online advertising		**25,170**	12,847	**40,463**	21,062
Others		**2,114**	1,699	**3,957**	3,634
		333,665	270,513	**634,136**	528,066
Cost of revenues		**(108,963)**	(100,652)	**(210,891)**	(188,315)
Gross profit		**224,702**	169,861	**423,245**	339,751
Other gains, net	14	**15,148**	1,061	**27,053**	1,928
Selling and marketing expenses		**(45,501)**	(26,773)	**(84,014)**	(50,005)
General and administrative expenses		**(75,596)**	(28,957)	**(144,122)**	(63,436)
Operating profit		**118,753**	115,192	**222,162**	228,238
Finance (costs)/income, net		**(51)**	(18)	**(166)**	108
Profit before income tax		**118,702**	115,174	**221,996**	228,346
Income tax benefit/(expenses)	16	**68,271**	(3,293)	**61,931**	(10,005)
Profit for the period		**186,973**	111,881	**283,927**	218,341
Earnings per share for profit attributable to the equity holders of the Company during the period (expressed in RMB per share)					
- basic	17	**0.106**	0.084	**0.161**	0.169
- diluted	17	**0.103**	0.083	**0.156**	0.168

Note: The cost of revenues, selling and marketing expenses and general and administrative expenses for the three and six months ended 30 June 2004 have been restated as a result of the adoption of IFRS 2 (issued 2004), "Share-based Payment" (see Note 1.1).

Condensed Consolidated Statement of Changes in Shareholders' Equity

For the six months ended 30 June 2005

	Unaudited						
	Share capital RMB'000	Share premium RMB'000	Share-based compensation reserve RMB'000	Capital reserve RMB'000	Statutory reserves RMB'000	Retained earnings RMB'000	Total RMB'000
Balance at 1 January 2005, as previously reported	192	1,777,721	–	20,000	32,442	821,883	2,652,238
Effect of adoption of IFRS 2 (Note 1.1)	–	–	5,583	—	–	(5,583)	–
Balance at 1 January 2005, as restated	192	1,777,721	5,583	20,000	32,442	816,300	2,652,238
Profit for the period	–	–	–	–	–	283,927	283,927
Employees share option scheme:							
- value of employee services	–	–	9,843	–	–	–	9,843
- proceeds from shares issued	1	4,183	–	–	–	–	4,184
Profit appropriations to statutory reserves	–	–	–	–	14,167	(14,167)	–
Dividend relating to 2004 (Note 18)	–	–	–	–	–	(132,036)	(132,036)
Balance at 30 June 2005	193	1,781,904	15,426	20,000	46,609	954,024	2,818,156

	Unaudited (as restated)						
	Share capital RMB'000	Share premium RMB'000	Share-based compensation reserve RMB'000	Capital reserve RMB'000	Statutory reserves RMB'000	Retained earnings RMB'000	Total RMB'000
Balance at 1 January 2004	138	15,261	–	20,000	3,653	432,905	471,957
Profit for the period, as restated	–	–	–	–	–	218,341	218,341
Issue of shares in an initial public offering ("IPO")	45	1,656,687	–	–	–	–	1,656,732
Shares issuance expenses	–	(140,262)	–	–	–	–	(140,262)
Employees share option scheme:							
- value of employee services, as restated	–	–	2,252	–	–	–	2,252
Dividend relating to 2003	–	–	–	–	–	(28,935)	(28,935)
Balance at 30 June 2004	183	1,531,686	2,252	20,000	3,653	622,311	2,180,085

Condensed Consolidated Cash Flow Statement

For the six months ended 30 June 2005

	Unaudited	
	Six months ended 30 June	
	2005	2004
	RMB'000	RMB'000
Net cash flows from operating activities	**222,685**	177,860
Net cash flows from/ (used in) investing activities	**169,963**	(69,383)
Net cash flows (used in)/ from financing activities	**(127,997)**	1,516,602
Increase in cash and cash equivalents	**264,651**	1,625,079
Cash and cash equivalents at beginning of period	**859,841**	325,586
Cash and cash equivalents at end of period	**1,124,492**	1,950,665
Analysis of balances of cash and cash equivalents:		
Bank balances and cash	**1,124,492**	1,950,665

1 Summary of significant accounting policies

1.1 General information, basis of preparation and presentation

The Company was incorporated in the Cayman Islands. The shares of the Company have been listed on the Main Board of The Stock Exchange of Hong Kong Limited since 16 June 2004.

The Company is an investment holding company. The Group is principally engaged in the provision of Internet and mobile value-added services and online advertising services to users in the People's Republic of China (the "PRC").

The condensed consolidated balance sheet as at 30 June 2005 and condensed consolidated income statements for the three and six months ended 30 June 2005, condensed consolidated cash flow statement and condensed consolidated statement of changes in shareholders' equity for the six months ended 30 June 2005 (collectively defined as the "Interim Financial Information") of the Group are prepared in accordance with International Accounting Standard ("IAS") 34, "Interim Financial Reporting" issued by the International Accounting Standards Board.

The Interim Financial Information should be read in conjunction with the Auditors' report and the audited consolidated financial statements of the Group for the year ended 31 December 2004 (the "2004 Financial Statements") as set out in the 2004 annual report of the Company dated 17 March 2005.

Except for those mentioned below, the accounting policies and method of computation used in the preparation of the Interim Financial Information are consistent with those used in the 2004 Financial Statements, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") under the historical cost convention, as modified by the revaluation of financial assets at fair value through the income statement.

In 2005, the Group adopted the following revised and newly released IFRS which should be applied for periods beginning on or after 1 January 2005 and are relevant to its operations. The 2004 Financial Statements have been restated as required, in accordance with the relevant requirements.

1 **Summary of significant accounting policies** (Continued)

1.1 General information, basis of preparation and presentation (Continued)

IAS 1 (revised 2003),	Presentation of Financial Statements
IAS 8 (revised 2003),	Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10 (revised 2003),	Events after the Balance Sheet Date
IAS 16 (revised 2003),	Property, Plant and Equipment
IAS 17 (revised 2003),	Leases
IAS 21 (revised 2003),	The Effects of Changes in Foreign Exchange Rates
IAS 24 (revised 2003),	Related Party Disclosures
IAS 27 (revised 2003),	Consolidated and Separate Financial Statements
IAS 32 (revised 2003),	Financial Instruments: Disclosure and Presentation
IAS 33 (revised 2003),	Earnings per Share
IAS 38 (revised 2004),	Intangible Assets
IAS 39 (revised 2003),	Financial Instruments: Recognition and Measurement
IFRS 2 (issued 2004),	Share-based Payment

The adoption of IAS 1, 8, 10, 16, 17, 21, 24, 27, 32, 33 and 39 (all revised in 2003) did not result in substantial changes to the Group's accounting policies. The adoption of IAS 38 formed the accounting policy for intangible assets recognised by the Group in the current period (see Note 1.3).

The adoption of IFRS 2 has resulted in a change in the accounting policy for share-based payment. Prior to this, the provision of share options to employees did not result in a charge in the income statement. Subsequent to the adoption of IFRS 2, the Group charges the cost of share options to the income statement (see Note 1.2).

1 **Summary of significant accounting policies** (Continued)

1.1 General information, basis of preparation and presentation (Continued)

The adoption of IFRS 2 requires retrospective application of all the share options granted to employees after 7 November 2002 and not vested as at 1 January 2005, which has resulted in the following:

	Three months ended 30 June		Six months ended 30 June	
	2005	2004	**2005**	2004
	RMB'000	RMB'000	**RMB'000**	RMB'000
Increase in share-based compensation reserve	**5,306**	1,408	**15,426**	2,252
Decrease in retained earnings brought forward as previously reported	**—**	—	**5,583**	—
Increase in cost of revenues	**1,146**	493	**2,220**	788
Increase in selling and marketing expenses	**915**	308	**1,801**	496
Increase in general and administrative expenses	**3,245**	607	**5,822**	968
Decrease in basic earnings per share	**RMB0.0030**	RMB0.0011	**RMB0.0056**	RMB0.0017
Decrease in diluted earnings per share	**RMB0.0029**	RMB0.0011	**RMB0.0054**	RMB0.0017

1.2 Share-based compensation

The fair value of the employee services received in exchange for the grant of options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted by using an option-pricing model, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the Company revises its estimate of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

1 Summary of significant accounting policies (Continued)

1.3 Intangible assets

Intangible assets mainly include non-compete agreement and computer software and technology acquired from a third party company (the "Vendor"). They are initially recognised at their respective fair values by allocating the total purchase consideration paid to the Vendor as ascertained by a third party professional valuer. Intangible assets other than goodwill are amortised on a straight-line basis over their estimated useful lives of three to five years.

1.4 Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Renminbi ("RMB"), which is the Group's functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at period end exchange rates are recognised in the income statement.

Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.



1 **Summary of significant accounting policies** (Continued)

1.4 Foreign currency translation (Continued)

(c) Group companies

The results and financial position of all group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency of RMB are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognised as a separate component of equity.

Upon consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2 Critical accounting estimates and judgments

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

2.1 Recognition of Internet value-added services and mobile and telecommunications value-added services

Revenue from Internet value-added services are derived from subscriptions received/receivable from the provision of a comprehensive customer service platform that utilises instant messaging and online entertainment services to create a virtual community over the Internet.

Mobile and telecommunication value-added services revenues are derived principally from providing users with mobile instant messaging services, mobile chat services, and other mobile value-added services such as mobile interactive voice response services, ringback tone services, music and image/picture downloads, mobile news and information content services and mobile game services.

Internet value-added services and mobile and telecommunications value-added services are either billed on a monthly subscription basis or a per message basis (the "Internet and Mobile Service Fees"). Certain of these services are delivered to the Group's customers through the platforms of various subsidiaries of China Mobile Communications Corporation ("China Mobile") and China United Communications Corporation ("China Unicom"), two mobile phone operators in the PRC, and these two operators also collect the Internet and Mobile Service Fees on behalf of the Group.

2 Critical accounting estimates and judgments (Continued)

2.1 Recognition of Internet value-added services and mobile and telecommunications value-added services (Continued)

In order to derive the Internet and Mobile Service Fees, China Mobile and China Unicom are entitled to a fixed commission, which is calculated based on agreed percentages of the Internet and Mobile Service Fees received/receivable by these operators, plus, in certain cases, a fixed per-message adjustment for the excess of messages sent over messages received between the platforms of the Group and these mobile and telecommunications operators (collectively defined as the "Mobile and Telecom Charges"). The Mobile and Telecom Charges are withheld and deducted from the gross Internet and Mobile Service Fees collected by the two operators from the users, with the net amounts remitted to the Group.

The Internet and Mobile Service Fees and the Mobile and Telecom Charges, or the net amount of the two, are confirmed and advised by subsidiaries of China Mobile and China Unicom to the Group on a monthly basis.

For the Internet and Mobile Service Fees not yet confirmed/advised by the operators at the time of reporting the financial results of the Group, management of the Group estimates the amounts receivable based on historical data and developing trends in customer payment delinquencies. Historical data used in estimating revenues include the most recent three-month history of the Internet and Mobile Service Fees actually derived from the operations, the number of subscriptions and the volume of data transmitted between the network gateways of the Group, China Mobile and China Unicom. Adjustments are made in subsequent periods in the event that the actual revenue amounts are different from the original estimates.

The balance of accounts receivable due from China Mobile and China Unicom, which has not been confirmed as at 30 June 2005, was approximately RMB61,819,000 (31 December 2004: RMB66,894,000).

2 Critical accounting estimates and judgments (Continued)

2.2 Recognition of deferred tax assets

Certain intragroup software sales have been transacted within the Group. The costs of the self-developed software purchased have been amortised by a group company, Shenzhen Tencent Computer Systems Company Limited ("Tencent Computer"), over their contracted useful lives (the "Amortisation"). The Amortisation has been allowed as a deductible expense in ascertaining the assessable profits and income tax of Tencent Computer (the "Tax Deduction Claim"). These have given rise to a potential temporary difference between the accounting base (which is zero) and the tax base (which is the unamortised net book value of these software) of the amounts of software sold in these transactions. In prior periods, no deferred tax assets arising from this potential temporary difference were recognised because there was no reasonable certainty that Tencent Computer would obtain the approval from the local tax bureau for the Tax Deduction Claim. On 8 June 2005, a formal approval document, Shendishuierhan 2005 No.99, was issued by the local tax bureau and deferred tax assets of approximately RMB88,638,000 were recognised by the Group. The amount was calculated based on the unamortised net book value of the software recorded by Tencent Computer at approximately RMB590,918,000 and the enacted enterprise income tax rate for enterprises in Shenzhen of the PRC at 15% (see also Note 13).

2.3 Recognition on share-based compensation expenses

As mention in Note 1.2, the Company has granted share options to its employees. The directors have used the Black-Scholes valuation model (the "BS Model") to determine the total fair value of the options granted, which is to be expensed over the vesting period. Significant judgement, such as risk free rate, dividend yield, expected volatility and turnover rate of grantees, is required to be made by the directors as factors for applying the BS Model (see also Note 10).

3 Financial risk management

3.1 Foreign exchange risk

The Group mainly operates in the PRC with most of the transactions settled in RMB. The conversion of RMB denominated balances into foreign currencies is subject to the rates and regulations of foreign exchange control promulgated by the PRC government.

The proceeds derived from the IPO are all denominated in Hong Kong Dollars ("HKD"). Certain sum has already been invested into various investments denominated in US Dollars ("USD"). In addition, the Group is required to pay dividends in HKD in the future when dividends are declared.

The Group may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with its deposits and investments. The Group has not used any means to hedge the exposure to foreign exchange risk.

On 21 July 2005, the PRC government announced that RMB is to be floated in line with a basket of certain selected currencies and not to be pegged with USD on or after that day. As a result, RMB appreciated by approximately 2% as compared to USD based on the exchange rate announced on that day.

4 Segment information

Business segment is the Group's primary basis of segment reporting. The business segment information of the Group for the three and six months ended 30 June 2005 and 2004 are presented as follows:

	Unaudited				
	Three months ended 30 June 2005				
	Internet value-added services RMB'000	Mobile and telecommunications value-added services RMB'000	Online advertising RMB'000	Others RMB'000	Total RMB'000
Revenues	169,883	136,498	25,170	2,114	333,665
Gross profit/(loss)	117,108	89,963	18,357	(726)	224,702
Other gains, net					15,148
Selling and marketing expenses					(45,501)
General and administrative expenses					(75,596)
Operating profit					118,753
Finance costs, net					(51)
Profit before income tax					118,702
Income tax benefit					68,271
Profit for the period					186,973

4 Segment information (Continued)

	Unaudited (as restated) Three months ended 30 June 2004				
	Internet value-added services RMB'000	Mobile and telecommunications value-added services RMB'000	Online advertising RMB'000	Others RMB'000	Total RMB'000
Revenues	99,913	156,054	12,847	1,699	270,513
Gross profit/(loss)	65,793	95,955	9,484	(1,371)	169,861
Other gains, net					1,061
Selling and marketing expenses					(26,773)
General and administrative expenses					(28,957)
Operating profit					115,192
Finance costs, net					(18)
Profit before income tax					115,174
Income tax expenses					(3,293)
Profit for the period					111,881

4 Segment information (Continued)

	Unaudited				
	Six months ended 30 June 2005				
	Internet value-added services RMB'000	Mobile and telecommunications value-added services RMB'000	Online advertising RMB'000	Others RMB'000	Total RMB'000
Revenues	318,947	270,769	40,463	3,957	634,136
Gross profit/(loss)	223,595	174,168	27,665	(2,183)	423,245
Other gains, net					27,053
Selling and marketing expenses					(84,014)
General and administrative expenses					(144,122)
Operating profit					222,162
Finance costs, net					(166)
Profit before income tax					221,996
Income tax benefit					61,931
Profit for the period					283,927

4 Segment information (Continued)

	Unaudited (as restated) Six months ended 30 June 2004				
	Internet value-added services RMB'000	Mobile and telecommunications value-added services RMB'000	Online advertising RMB'000	Others RMB'000	Total RMB'000
Revenues	204,499	298,871	21,062	3,634	528,066
Gross profit/(loss)	137,649	190,348	13,824	(2,070)	339,751
Other gains, net					1,928
Selling and marketing expenses					(50,005)
General and administrative expenses					(63,436)
Operating profit					228,238
Finance income, net					108
Profit before income tax					228,346
Income tax expenses					(10,005)
Profit for the period					218,341

The Group mainly operates its businesses in the PRC (excluding Hong Kong) and the respective assets are located in the PRC. The Group also holds certain financial assets as investments which are traded in other territories.

5 Fixed assets

	Unaudited Six months ended 30 June 2005 RMB'000
Opening net book amount as at 1 January 2005	142,080
Additions	70,063
Disposals	(115)
Depreciation charge	(21,375)
Closing net book amount as at 30 June 2005	190,653

6 Intangible assets

	Unaudited Six months ended 30 June 2005 RMB'000
Opening net book amount as at 1 January 2005	—
Additions	**18,407**
Amortisation charge	**(352)**
Closing net book amount as at 30 June 2005	**18,055**

7 Accounts receivable

	Unaudited 30 June 2005 RMB'000	Audited 31 December 2004 RMB'000
0 - 30 days	**121,621**	130,297
31 days - 60 days	**54,396**	25,340
61 days - 90 days	**29,466**	15,711
Over 90 days but less than a year	**26,875**	21,377
	232,358	192,725

The Group has no formal credit periods communicated to its major customers but the customers usually settle the amounts due to it within a period of 30 to 90 days. A substantial balance of the receivable balances as at 30 June 2005 and 31 December 2004 were due from China Mobile, China Unicom and China Telecommunications Corporation and their branches, subsidiaries and affiliates. Management considers that the net book value of the receivable balance approximates its fair value as at 30 June 2005.

8 Financial assets held for trading

Financial assets held for trading represent an investment portfolio held by the Group. The fair values of the respective underlying financial instruments are determined with reference to the respective published price quotations in an active market.



9 Share capital and share premium

The authorised share capital of the Company as at 1 January 2004 was 53,941,626 shares with no par value each. On 24 March 2004, the Company undertook a share split whereby each then issued ordinary share was split into 70 shares. In addition, the Board also resolved to increase the authorised share capital to 10,000,000,000 ordinary shares and a par value of HKD0.0001 was re-assigned to each share.

The shares and per share information presented in this Interim Financial Information have taken into account the effects of the share split as if they had taken place on 1 January 2004.

Movements of the issued share capital for the year ended 31 December 2004 and for the six months ended 30 June 2005 are as follows:

	Number of ordinary shares	Share capital RMB'000	Share premium RMB'000	Total RMB'000
At 1 January 2004	18,006,868	138	15,261	15,399
Increase in number of shares upon a share split	1,242,473,892	—	—	—
Shares issued during IPO	420,160,500	45	1,516,425	1,516,470
Additional shares issued with respect to over-allotment option of the IPO	63,024,000	7	237,264	237,271
Employees share option scheme:				
- number of shares issued and proceeds received	21,239,150	2	8,771	8,773
At 31 December 2004/ 1 January 2005	**1,764,904,410**	**192**	**1,777,721**	**1,777,913**
Employees share option scheme:				
- number of shares issued and proceeds received (Note)	**7,671,936**	**1**	**4,183**	**4,184**
At 30 June 2005	**1,772,576,346**	**193**	**1,781,904**	**1,782,097**

As at 30 June 2005, all issued shares were fully paid.

Note: During the six months ended 30 June 2005, 6,833,200 and 838,736 Pre-IPO options granted under the Pre-IPO Option Scheme (as defined below) were exercised at exercise prices of USD0.0497 and USD0.1967 each, respectively.

10 Share option

(a) Share option schemes

The Company adopted two share option schemes for the purpose of providing incentives to its directors, eligible employees and consultants:

(i) Pre-IPO Share Option Scheme (the "Pre-IPO Option Scheme")

Under the Pre-IPO Option Scheme, the Board granted options to eligible employees, including executive directors of the Company, to subscribe for shares in the Company. The Pre-IPO Option Scheme will expire on 31 December 2011.

The total number of shares in respect of which options were granted under the Pre-IPO Option Scheme was not permitted to exceed 7.5% of the shares in issue on the date the offer of the grant of an option was made. The number of ordinary shares in respect of which options were granted to any individual was not permitted to exceed 10% of the number of ordinary shares issued and issuable under the scheme. Options granted had to be taken up within 15 days of the date of grant, upon payment of RMB1 per grant. As at the effective date of the IPO on 16 June 2004, all options under this scheme had been granted.

The options vest in four equal tranches either after the expiration of a 12-month, 24-month, 36-month and 48-month period beginning on the date of the grant, respectively, or after the expiration of a 24-month, 36-month, 48-month and 60-month period beginning from the commencement date of employment, respectively. All the options are exercisable in installments from the commencement of the relevant vesting period until 31 December 2011.

10 Share option (Continued)

(a) Share option schemes (Continued)

(i) Pre-IPO Share Option Scheme (the "Pre-IPO Option Scheme") (Continued)

In the event of any alterations made to the capital structure of the Company whilst any options granted remain exercisable, whether by way of capitalisation of profits or reserves, rights issue, consolidation, sub-division, or reduction of the share capital of the Company or otherwise howsoever in accordance with legal requirements or in any event of any distribution of the Company's capital assets to its shareholders on a pro rata basis (whether in cash or in species) other than dividends paid out of the net profits attributable to its shareholders for each financial year of the Company, such corresponding alterations shall be made to: (i) the number or nominal amount of shares subject to the options of the scheme so far unexercised; (ii) the subscription price; or (iii) the method of exercise of the option.

(ii) Post-IPO Share Option Scheme (the "Post-IPO Option Scheme")

The Post-IPO Option Scheme was adopted by the Company on 24 March 2004. The Board may, at its discretion, invite any employee, consultant or director of any company in the Group to take up options to subscribe for shares at a price determined by it pursuant to the terms of the Post-IPO Option Scheme.

The options vest in four equal tranches either after the expiration of a 12-month, 24-month, 36-month and 48-month period beginning on the date of the grant, respectively, or after the expiration of a 24-month, 36-month, 48-month and 60-month period beginning from the commencement date of employment, respectively. The Post-IPO Option Scheme will remain in force for a period of ten years, commencing on the adoption date.

The maximum number of shares in respect of which options may be granted under the Post-IPO Option Scheme, and under any other share option scheme of the Company (including the Pre-IPO Option Scheme), shall not exceed 10% of the relevant class of securities of the Company in issue as at the date of the IPO.

10 Share option (Continued)

(b) Movements in share options

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	Pre-IPO Option Scheme		Post-IPO Option Scheme		Total
	Average exercise price	No. of options	Average exercise price	No. of options	number of options
At 1 January 2005	USD 0.0849	50,406,917	HKD 3.6650	6,300,961	56,707,878
Granted	–	–	HKD 4.6470	22,491,048	22,491,048
Exercised	USD 0.0658	(7,671,936)	–	–	(7,671,936)
Lapsed	USD 0.2076	(600,850)	HKD 4.0772	(1,649,657)	(2,250,507)
At 30 June 2005	USD 0.0867	42,134,131	HKD 4.5372	27,142,352	69,276,483
At 1 January 2004	USD 0.0497	62,088,600	–	–	62,088,600
Granted	USD 0.2253	10,464,230	–	–	10,464,230
Lapsed	USD 0.1967	(166,460)	–	–	(166,460)
At 30 June 2004	USD 0.0747	72,386,370	–	–	72,386,370

As at 30 June 2005, there had not been any share options granted to the directors of the Company or any consultants.

Out of the 69,276,483 options outstanding as at 30 June 2005 (30 June 2004: 72,386,370 options), 19,833,494 options (30 June 2004: 31,044,300 options) were currently exercisable. Options exercised during the six months ended 30 June 2005 resulted in the issuance of 6,833,200 ordinary shares and 838,736 ordinary shares at exercise prices of USD0.0497 and USD0.1967 each, respectively. The related weighted average price at the time of exercise was HKD 5.4089 (equivalent to approximately RMB 5.7534) per share.

10 Share option (Continued)

(c) *Outstanding share options*

Numbers of share options outstanding as at 30 June 2005 and 2004 have the following expiry dates and exercise prices:

Expiry Date	Range of Exercise Price	30 June 2005	30 June 2004
31 December 2011	USD0.0497	**33,407,000**	62,088,600
(Pre-IPO options)	USD0.1967-USD0.4396	**8,727,131**	10,297,770
10 years commencing from the adoption date of 24 March 2004 (Post-IPO options)	HKD3.665-HKD5.67	**27,142,352**	—
		69,276,483	72,386,370

10 Share option (Continued)

(d) Fair values of options

The fair values of the options granted to the employees, determined using the BS Model since 1 January 2004 are as follows:

Date of grant	10/2/2004	24/3/2004	14/9/2004	26/1/2005	3/2/2005	23/3/2005	6/4/2005	19/5/2005
Fair value of options (RMB'000)	31,741	3,723	10,279	29,567	8,871	1,579	2,073	1,297
No. of options granted	8,730,960	1,733,270	6,311,520	16,006,530	4,513,600	660,000	810,918	500,000
Exercise price	USD 0.1967	USD 0.1967 or 0.4396	HKD 3.6650	HKD 4.4850	HKD 4.8000	HKD 5.5500	HKD 5.6700	HKD 5.6000
Closing share price at date of grant	HKD 4.3235 (Note (i))	HKD 3.4292 (Note (i))	HKD 3.6000	HKD 4.4750	HKD 4.8000	HKD 5.5500	HKD 5.5500	HKD 5.6000
Risk free rate (Note (ii))	4.43%	3.300%	3.633%	3.305%	3.349%	4.199%	4.0860%	3.7930%
Dividend yield (Note (iii))	0.6%	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%
Expected volatility (Note (iv))	62.75%	80%	60%	55%	55%	55%	55%	55%
Exercisable date	Based on option grant date (Note (vi)	Based on the commencement date of employment (Note (v))	Based on the commencement date of employment or based on option grant date (Note (v) &(vi))	Based on the commencement date of employment or based on option grant date (Note (v) &(vi))	Based on option grant date (Note (vi))	500,000 options are based on option grant date (note (vi)). The remaining 160,000 options are based on the commencement date of employment (Note(v)).	Based on the commencement date of employment (Note(v)).	Based on the commencement date of employment (Note(v)).

10 Share option (Continued)

(d) Fair values of options (Continued)

Note:

(i) The fair values of the shares of the Company, determined by a third party valuer, have been used in the BS Model adopted in order to determine the fair values of the options granted before the IPO on 16 June 2004.

(ii) The risk free rate for the options granted on 10 February 2004 was determined based on the yield of the Chinese Government International Bond maturing in 2011 as at the date of valuation. The risk free rate for the options granted after February 2004 was determined based on the yield to maturity of Hong Kong Government Bonds with maturity in June 2012 as at the date of valuation.

(iii) Dividend yield is calculated using the average price to earnings ratio of 17 of comparable companies and dividend payout ratio ranging from 10% to 25%.

(iv) Volatility measured as the standard deviation of expected share price returns is determined based on the average daily trading price volatility of the shares of the Company and comparable companies since their IPO to the valuation date.

(v) For options granted with exercisable date determined based on the commencement date of employment, the first 25% of the options can be exercised two years after the commencement date, and 25% each of the total options will become exercisable in each subsequent year.

(vi) For options granted with exercisable date determined based on the grant date of the options, the first 25% of the option can be exercised one year after the grant date, and 25% each of the total options will become exercisable in each subsequent year.

(e) Expected turnover rate of grantees

The expected percentage of employees that will stay within the Group at the end of the vesting period is calculated based on the historical employee information, which is assessed to be 60%. The rate has been used to determine the amount of share-based compensation expenses reported during the reporting period.

11 Other payables and accruals

	Unaudited 30 June 2005 RMB'000	Audited 31 December 2004 RMB'000
Staff costs and welfare accruals	**49,642**	42,944
Marketing and administrative expenses accruals	**20,783**	13,452
Prepayments received from customers	**10,928**	4,007
Professional fees accruals	**6,618**	6,360
Others	**22,035**	13,149
	110,006	79,912

12 Deferred revenue

Deferred revenue mainly represents prepaid service fees made by customers for certain Internet value-added services in the forms of pre-paid cards and tokens of which the related services have not been rendered.

13 Deferred income taxes

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rates which are expected to apply at the time of reversal of the temporary differences.

The gross movement on the deferred tax account is as follows:

	Unaudited 30 June 2005 RMB'000	Audited 31 December 2004 RMB'000
At beginning of period/year	—	—
Credited to income statement (see below)	(88,638)	—
Charged to income statement	2,248	—
At end of period/year	(86,390)	—

As mentioned in Note 2.2, the Group recognised the deferred tax assets in respect of the temporary difference arising from certain intragroup software sales transactions. The movements during the six months ended 30 June 2005 were as follows:

Deferred tax assets:

	Unaudited 30 June 2005 RMB'000	Audited 31 December 2004 RMB'000
At beginning of period/year	—	—
Credited to income statement (Note 2.2)	(88,638)	—
Charged to income statement	1,890	—
At end of period/year	(86,748)	—

13 Deferred income taxes (Continued)

The Group recognised deferred tax liabilities in respect of the relevant taxes that may arise from the transfer of profits derived from Tencent Computer and Shenzhen Shiji Kaixuan Technology Company Limited ("Shiji Kaixuan"), subsidiaries in which the Company has direct or indirect legal equity interests, to the Company. The movements of deferred tax liabilities were as follows:

Deferred tax liabilities:

	Unaudited 30 June 2005 RMB'000	Audited 31 December 2004 RMB'000
At beginning of period/year	—	988
Credited to income statement	—	(988)
Charged to income statement	**358**	—
At end of period/year	**358**	—

14 Other gains, net

	Unaudited Three months ended 30 June		**Unaudited Six months ended 30 June**	
		(as restated)		(as restated)
	2005 RMB'000	2004 RMB'000	**2005 RMB'000**	2004 RMB'000
Financial assets held for trading				
- Fair value gains (realised and unrealised)	**5,252**	—	**8,300**	—
Interest income	**9,165**	1,061	**18,022**	1,910
Others	**731**	—	**731**	18
	15,148	1,061	**27,053**	1,928

15 Expenses by nature

	Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
		(as restated)		(as restated)
	2005	2004	**2005**	2004
	RMB'000	RMB'000	**RMB'000**	RMB'000
Employee benefits expenses (Note)	**72,278**	34,094	**134,099**	67,216
Mobile and Telecom Charges and bandwidth and server custody fees	**66,101**	77,641	**132,916**	143,918
Promotion and advertising expenses	**22,062**	13,117	**39,647**	24,975
Travelling and entertainment expenses	**12,361**	7,598	**22,739**	13,586
Depreciation of fixed assets (Note)	**11,372**	6,454	**21,375**	12,185
Amortisation of intangible assets	**352**	—	**352**	—
Operating lease rentals in respect of office buildings	**6,717**	2,827	**12,074**	5,724
Value-added tax paid upon transfer of software within the Group	**—**	3,300	**—**	5,402
Other expenses	**38,817**	11,351	**75,825**	28,750
Total cost of revenues, selling and marketing expenses and general and administrative expenses	**230,060**	156,382	**439,027**	301,756

Note: Research and development expenses were RMB32,527,000 (for the three months ended 30 June 2004: RMB8,075,000) and RMB59,092,000 (for the six months ended 30 June 2004: RMB20,714,000) for the three and six months ended 30 June 2005, respectively. The expenses included employee benefit expenses and depreciation totalling RMB30,933,000 (for the three months ended 30 June 2004: RMB7,059,000) and RMB56,491,000 (for the six months ended 30 June 2004: RMB13,244,000) for the three and six months ended 30 June 2005, respectively.

The Group did not capitalise any research and development expenses for such periods.

16 Tax expenses

(a) Income tax

(i) Cayman Islands and British Virgin Islands Profits Tax

The Group has not been subject to any taxation in these jurisdictions for the six months ended 30 June 2005 and 2004, respectively.

(ii) Hong Kong Profits Tax

No Hong Kong profits tax has been provided as the Group has no assessable profit arising in Hong Kong for the six months ended 30 June 2005 and 2004, respectively.

(iii) PRC Enterprise Income Tax

PRC Enterprise Income Tax ("EIT") is provided on the assessable income of entities within the Group incorporated in the PRC for the six months ended 30 June 2005 and 2004, respectively, calculated in accordance with the relevant regulations of the PRC after considering the available tax benefits from refunds and allowances.

There are five direct and indirect subsidiaries of the Company in the PRC, namely, Tencent Computer, Tencent Technology (Shenzhen) Company Limited ("Tencent Technology"), Shiji Kaixuan, Shidai Zhaoyang Technology (Shenzhen) Company Limited and Tencent Technology (Beijing) Company Limited. The applicable EIT tax rates applicable to these five companies for the three and six months ended 30 June 2005 range from 0% to 15%.

The taxation charges of the Group for the three months and six months ended 30 June 2005 are analysed as follows:

	Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
	2005	2004	**2005**	2004
	RMB'000	RMB'000	**RMB'000**	RMB'000
PRC current tax	**18,119**	4,644	**24,459**	10,993
Deferred tax	**(86,390)**	(1,351)	**(86,390)**	(988)
	(68,271)	3,293	**(61,931)**	10,005

16 Tax expenses (Continued)

(a) Income tax (Continued)

The tax on the Group's profit before income tax differs from the theoretical amount that would arise using the tax rate of 15%, the tax rate enacted in Shenzhen, the PRC, where the principal activities of the Group are conducted. The difference is analysed as follows:

	Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
		(as restated)		(as restated)
	2005	2004	**2005**	2004
	RMB'000	RMB'000	**RMB'000**	RMB'000
Profit before income tax	**118,702**	115,174	**221,996**	228,346
Tax calculated at a tax rate of 15%	**17,805**	17,276	**33,299**	34,252
Effects of different tax rates available to different companies of the Group	**(1,497)**	—	**(2,953)**	—
Effects of tax holiday on assessable profit of subsidiaries	**3,097**	(30,912)	**(979)**	(52,258)
Expenses not deductible for tax purposes	**794**	441	**1,452**	920
Utilisation of previously unrecognised deferred tax assets/deferred tax assets not recognised	**(1,091)**	16,667	**(6,760)**	26,795
Recognition of previously unrecognised deferred tax assets (Notes 2.2 and 13)	**(88,638)**	—	**(88,638)**	—
Utilisation of previously unrecognised tax losses	**—**	(230)	**—**	(230)
Unrecognised tax losses	**1,259**	51	**2,648**	526
Tax (credit)/charge	**(68,271)**	3,293	**(61,931)**	10,005

16 Tax expenses (Continued)

(b) Value-added tax, Business tax and related taxes

The operations of the Group are also subject to the following taxes in the PRC:

Category	Tax rate	Basis of levy
Value-added tax("VAT")	17%	Sales value of goods sold, offsetting by VAT on purchases
Business tax ("BT")	3-5%	Services fee income
City construction tax	1%	Net VAT and BT payable amount
Educational surcharge	3%	Net VAT and BT payable amount

17 Earnings per share

Basic

Basic earnings per share ("EPS") are calculated by dividing the profit for the periods by the weighted average number of ordinary shares in issue during each period.

	Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
	2005	(as restated) 2004	**2005**	(as restated) 2004
Profit attributable to the equity holders of the Company for the period (RMB'000) (Note a)	**186,973**	111,881	**283,927**	218,341
Weighted average number of ordinary shares in issue (*thousands*) (Note b)	**1,771,925**	1,329,738	**1,768,895**	1,295,109
Basic EPS (RMB per share)	**0.106**	0.084	**0.161**	0.169

17 Earnings per share (Continued)

Diluted

Diluted EPS is calculated by adjusting the weighted average number of ordinary shares outstanding by the assumption of the conversion of all potential dilutive ordinary shares arising from share options granted by the Company (collectively forming the denominator for computing the diluted EPS) . A calculation is done to determine the number of shares that could have been acquired at fair value (determined as to be the average market price of the Company's shares during the periods) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares so calculated is compared against the number of shares that would have been issued assuming the exercise of the share options. The difference is added to the denominator as an issue of ordinary shares for no consideration. No adjustment is made to earnings (numerator).

	Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
		(as restated)		(as restated)
	2005	2004	**2005**	2004
Profit attributable to the equity holders of the Company for the period (RMB'000) (Note a)	**186,973**	111,881	**283,927**	218,341
Weighted average number of ordinary shares in issue (thousands) (Note b)	**1,771,925**	1,329,738	**1,768,895**	1,295,109
Adjustments for share options (thousands) (Note b)	**43,718**	10,306	**45,540**	5,154
Weighted average number of ordinary shares for the calculation of diluted earnings per share (thousands)	**1,815,643**	1,340,044	**1,814,435**	1,300,263
Diluted EPS (RMB per share)	**0.103**	0.083	**0.156**	0.168

Note a: Profit attributable to the equity holders of the Company for 2004 has been restated to reflect the retrospective adjustments on the effects of share-based payment by the adoption of IFRS 2.

Note b: All per share information has been adjusted retrospectively as if the effect of a split of the Company's shares had taken place on 1 January 2004 (see Note 9).

18 Dividends

A final dividend for 2004 of HKD0.07 per share, totalling approximately HKD124,052,000 (equivalent to RMB132,036,000) (2003: USD3,500,000), was proposed pursuant to a resolution passed by the Board on 17 March 2005, and was approved by the shareholders in the annual general meeting held on 27 April 2005. The full amount has been distributed up to 30 June 2005.

19 Commitments

(a) Capital commitments

Capital expenditure contracted for at the balance sheet date but not yet incurred is as follows:

	Unaudited 30 June 2005 RMB'000	Audited 31 December 2004 RMB'000
Purchase of fixed assets	**28,538**	12,150

(b) Operating lease commitments

The future aggregate minimum lease payments committed or authorised under operating leases in respect of buildings are as follows:

	Unaudited 30 June 2005 RMB'000	Audited 31 December 2004 RMB'000
Not later than one year	**22,199**	17,328
Later than one year and not later than five years	**17,010**	15,713
	39,209	33,041

19 Commitments (Continued)

(c) Other commitments

The future aggregate authorised minimum lease payments under bandwidth and server custody leases are as follows:

	Unaudited 30 June 2005 RMB'000	Audited 31 December 2004 RMB'000
Contracted:		
Not later than one year	**22,955**	14,616
Later than one year and not later than five years	**—**	3,250
	22,955	17,866
Authorised but not contracted:		
Not later than one year	**63,019**	48,035
	85,974	65,901

20 Related parties transactions

No material related parties transactions occurred during the three months and six months ended 30 June 2005.

21 Comparatives

As mentioned in Note 1.1, the comparative figures have been restated as a result of the adoption of IFRS 2, "Share-based Payment". In addition, interest income previously included under "finance (costs)/income, net" is now presented as part of "other gains, net" in the income statement of the Group.

22 Approval of Interim Financial Information

The Interim Financial Information has been approved by the Board on 24 August 2005.

Review Report of Auditors

TO THE BOARD OF DIRECTORS OF
TENCENT HOLDINGS LIMITED
(Incorporated in Cayman Islands with limited liability)

We have reviewed the accompanying condensed consolidated interim balance sheet of Tencent Holdings Limited (the "Company") and its subsidiaries (collectively, the "Group") as at 30 June 2005 and the related condensed consolidated interim statements of income for the three and six months then ended, cash flow and changes in shareholders' equity for the six months then ended (collectively defined as "Interim Financial Information") set out on pages 1 to 36.

This Interim Financial Information is the responsibility of the Company's management. Our responsibility is to issue a report on this Interim Financial Information based on our review. We conducted our review in accordance with the International Standard on Review Engagements 2400 "Engagements to Review Financial Statements" (the "Standard"). This Standard requires that we plan and perform the review to obtain moderate assurance about whether the Interim Financial Information is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying Interim Financial Information has not been properly prepared, in all material respects, in accordance with International Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 24 August 2005

Operating Information

The following table sets forth certain operating statistics relating to our IM community and value-added services as at the dates and for the periods presented:

	For the 15-day period ended 30 June 2005	For the 16-day period ended 31 March 2005
	(in millions)	
Registered IM user accounts (at end of period)	**438.4**	400.6
Active user accounts (at end of period)	**173.1**	149.2
Peak simultaneous online user accounts (for the quarter)	**16.2**	13.2
Average daily user hours	**265.4**	183.1
Average daily messages [1]	**2,551.3**	1,960.6
Fee-based Internet value-added services registered subscriptions (at end of period)	**9.4**	9.6
Fee-based mobile and telecommunications value-added service registered subscriptions (at end of period) [2]	**9.2**	9.1

(1) Average daily messages include messages exchanged between PCs only and exclude messages exchanged with mobile handsets.

(2) Includes registered subscriptions for services provided directly by us or through mobile operators.

The growth in the second quarter of 2005 of our user accounts, both registered IM user accounts and active user accounts, mainly reflects an increase in our Internet-based service accounts as we continued to increase the functionality of our services and as our services became increasingly popular. The growth in our user account base in turn, increased the overall use of our platform as reflected in the increase in peak simultaneous online user accounts, average daily user hours and average daily messages. In addition, our ranking system encouraged users to increase their usage of our services.

Financial Performance Highlights

First Half of 2005

The following table sets forth the comparative figures for the first half of 2005 and the first half of 2004:

	Unaudited Six months ended 30 June	
		(Restated*)
	2005	2004
	(RMB in thousands)	
Revenues	**634,136**	528,066
Cost of revenues	**(210,891)**	(188,315)
Gross profit	**423,245**	339,751
Other gains, net	**27,053**	1,928
Selling and marketing expenses	**(84,014)**	(50,005)
General and administrative expenses	**(144,122)**	(63,436)
Operating profit	**222,162**	228,238
Finance (costs)/income, net	**(166)**	108
Profit before income tax	**221,996**	228,346
Income tax benefit /(expenses)	**61,931**	(10,005)
Profit for the period	**283,927**	218,341

* The adoption of IFRS 2 "Share-based Payment" requires retrospective application of all share options granted to employees after 7 November 2002 and not vested as at 1 January 2005. As a result, profit for the six months ended 30 June 2004 was reduced by RMB2.3 million.

First Half of 2005 (Continued)

Revenues. Revenues increased by 20.1% to RMB634.1 million for the first half of 2005 from RMB528.1 million for the first half of 2004.

	Six months ended 30 June			
	2005		2004	
	Amount	**% of total revenues**	Amount	% of total revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**318,947**	**50.3%**	204,499	38.7%
Mobile and telecommunications value-added services	**270,769**	**42.7%**	298,871	56.6%
Online advertising	**40,463**	**6.4%**	21,062	4.0%
Others	**3,957**	**0.6%**	3,634	0.7%
Total revenues	**634,136**	**100.0%**	528,066	100.0%

Cost of revenues. Cost of revenues increased by 12.0% to RMB210.9 million for the first half of 2005 from RMB188.3 million for the first half of 2004.

	Six months ended 30 June			
	2005		2004	
	Amount	**% of segment revenues**	Amount	% of segment revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**95,352**	**29.9%**	66,850	32.7%
Mobile and telecommunications value-added services	**96,601**	**35.7%**	108,523	36.3%
Online advertising	**12,798**	**31.6%**	7,238	34.4%
Others	**6,140**	**155.2%**	5,704	157.0%
Total cost of revenues	**210,891**		188,315	

Second Quarter of 2005

Our unaudited consolidated revenues for the second quarter of 2005 were RMB333.7 million, an increase of 23.3% over the same period in 2004 and an increase of 11.0% quarter on quarter.

Operating profit for the second quarter of 2005 was RMB118.8 million, representing an increase of 3.1% over the same period in 2004 and an increase of 14.8% quarter on quarter.

Profit for the second quarter of 2005 was RMB187.0 million, representing an increase of 67.1% from the same period in 2004 and an increase of 92.8% quarter on quarter. As a percentage of revenues, profit for the period accounted for 56.0% for the second quarter of 2005, compared to 41.4% for the same period of 2004 and 32.3% for the first quarter of 2005.

Management Discussion and Analysis

Effective from 1 January 2005, we have adopted International Financial Reporting Standard (IFRS) 2 "Share-based Payment" which resulted in a change in our accounting policy with respect to share option grants made to employees. The adoption of IFRS 2 requires a retrospective adjustment to the financial information for 2004. Accordingly, our financial information for the second quarter of 2004 set forth below has been restated.

Second Quarter of 2005 Compared to First Quarter of 2005

The following table sets forth the comparative figures for second quarter of 2005 and the first quarter of 2005:

	Unaudited Three months ended	
	30 June 2005	31 March 2005
	(RMB in thousands)	
Revenues	333,665	300,471
Cost of revenues	(108,963)	(101,928)
Gross profit	224,702	198,543
Other gains, net	15,148	11,905
Selling and marketing expenses	(45,501)	(38,513)
General and administrative expenses	(75,596)	(68,526)
Operating profit	118,753	103,409
Finance costs, net	(51)	(115)
Profit before income tax	118,702	103,294
Income tax benefit/(expenses)	68,271	(6,340)
Profit for the period	186,973	96,954

Second Quarter of 2005 Compared to First Quarter of 2005 (Continued)

Revenues. Revenues increased by 11.0% to RMB333.7 million for the second quarter of 2005 from RMB300.5 million for the first quarter of 2005. The following table sets forth our revenues by line of business for the second quarter of 2005 and the first quarter of 2005:

	Three months ended			
	30 June 2005		31 March 2005	
	Amount	**% of total revenues**	Amount	% of total revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**169,883**	**50.9%**	149,064	49.6%
Mobile and telecommunications value-added services	**136,498**	**40.9%**	134,271	44.7%
Online advertising	**25,170**	**7.6%**	15,293	5.1%
Others	**2,114**	**0.6%**	1,843	0.6%
Total revenues	**333,665**	**100.0%**	300,471	100.0%

Revenues from our Internet value-added services increased by 14.0% to RMB169.9 million for the second quarter of 2005 from RMB149.1 million for the first quarter of 2005. The increase mainly reflected the continuing success of our online identity business, the significant growth of Premium QQ offered through fixed-line operators' channels and the growth in our online games. Revenues from fairly new services, such as our online reminder service and personalized icon services, also contributed to the increase in revenues.

Revenues from our mobile and telecommunications value-added services increased by 1.7% to RMB136.5 million for the second quarter of 2005 from RMB134.3 million for the first quarter of 2005. Revenues from ringback tones and mobile IVR increased significantly in the second quarter of 2005 due to an overall growth in popularity of these services. The increase, however, was partially offset by the continuing decline in revenues relating to our mobile communication-based and content-based SMS services. In addition, the continuing "cleaning up" of customer accounts undertaken by mobile operators negatively affected our revenues derived from mobile and telecommunications value-added services. In the second quarter of 2005, we were in the final stages of winding-down the settlement of fees relating to the 161 Mobile Chat arrangement with China Mobile, which was terminated in late 2004.

Second Quarter of 2005 Compared to First Quarter of 2005 (Continued)

Revenues from online advertising increased by 64.6% to RMB25.2 million for the second quarter of 2005 from RMB15.3 million for the first quarter of 2005. The change was mainly attributable to the seasonal pick-up of our online advertising business and increased marketing of our advertising services. The increase in revenues also reflected some new advertising revenues relating to the Internet searching functions that we initiated in early 2005.

Cost of revenues. Cost of revenues increased by 6.9% to RMB109.0 million for the second quarter of 2005 from RMB101.9 million for the first quarter of 2005. The increase principally reflected the increase in content costs and bandwidth and server custody fees as we offered richer content and a broader range of products and services. On the other hand, telecommunications operators' revenue share and imbalance fees decreased as we finalized the settlement of our fee sharing arrangements with certain provincial operators of China Mobile relating to 161 Mobile Chat, which was terminated in late 2004. As a percentage of revenues, cost of revenues decreased to 32.7% in the second quarter of 2005 from 33.9% in the first quarter of 2005. The following table sets forth our cost of revenues by line of business for the second quarter of 2005 and the first quarter of 2005:

	Three months ended			
	30 June 2005		31 March 2005	
	Amount	**% of segment revenues**	Amount	% of segment revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**52,775**	**31.1%**	42,577	28.6%
Mobile and telecommunications value-added services	**46,535**	**34.1%**	50,066	37.3%
Online advertising	**6,813**	**27.1%**	5,985	39.1%
Others	**2,840**	**134.3%**	3,300	179.1%
Total cost of revenues	**108,963**		101,928	

Second Quarter of 2005 Compared to First Quarter of 2005 (Continued)

Cost of revenues for our Internet value-added services increased by 24.0% to RMB52.8 million for the second quarter of 2005 from RMB42.6 million for the first quarter of 2005. The increase mainly reflected the increased content costs relating to our expanded content offerings and the higher expenses associated with our bandwidth capacity and servers as we supported more bandwidth intensive services. As the volume of our Internet value-added services increased, we also recognized higher amounts of telecommunications operators' revenue share and higher revenue sharing costs through our mobile collection channels. In addition, staff costs increased as we continued to recruit additional staff to develop and support new products and services.

Cost of revenues for our mobile and telecommunications value-added services decreased by 7.1% to RMB46.5 million for the second quarter of 2005 from RMB50.1 million for the first quarter of 2005. The decrease mainly reflected the lower amount of fees retained by mobile operators for their share of revenues as we finalized the settlement of our fee sharing arrangement with certain provincial operators of China Mobile relating to the 161 Mobile Chat, which was terminated in late 2004. The decrease also reflected the decline in MMS related sharing costs as China Mobile's change in MMS billing policy significantly reduced our revenues derived from such services. The decrease was partially offset by increased staff costs and content costs as we offered a broader range of products.

Cost of revenues for our online advertising increased by 13.8% to RMB6.8 million for the second quarter of 2005 from RMB6.0 million for the first quarter of 2005. The increase mainly reflects additional expenses incurred to offer Internet searching functions beginning in early 2005 in order to create a new source of advertising revenues. In addition, the amount of sales commission paid to advertising agencies increased as we had more online advertising business volume.

Other gains, net. Other gains reflects primarily the interest income generated from bank deposits and other interest-earning financial assets and fair value gains on financial instruments. Other gains increased by 27.2% to RMB15.1 million for the second quarter of 2005 from RMB11.9 million for the first quarter of 2005. Interest income for the second quarter of 2005 was higher due to the increase in interest rates, particularly for U.S. dollars denominated investments.

Second Quarter of 2005 Compared to First Quarter of 2005 (Continued)

Selling and marketing expenses. Selling and marketing expenses increased by 18.1% to RMB45.5 million for the second quarter of 2005 from RMB38.5 million for the first quarter of 2005. The increase principally reflected higher promotional and advertising expenses and related staff costs and travel and entertainment costs. These expenses were incurred in order to further enhance our strong brand recognition, to diversify and explore new collection channels, and to launch new value-added Internet services and products. We also incurred higher expenses to improve our customer care services. As a percentage of revenues, selling and marketing expenses increased to 13.6% in the second quarter of 2005 from 12.8% in the first quarter of 2005.

General and administrative expenses. General and administrative expenses increased by 10.3% to RMB75.6 million for the second quarter of 2005 from RMB68.5 million for the first quarter of 2005. The increase was mainly attributable to increased strategic research and development investments in key technologies, including IM functionalities, online games and our web portals. We also incurred increased professional consulting fees relating to areas such as human resources consulting and tax consulting. As a percentage of revenues, general and administrative expenses decreased to 22.7% in the second quarter of 2005 from 22.8% in the first quarter of 2005.

Income tax benefit/(expenses). We recorded a net tax credit of RMB68.3 million for the second quarter of 2005 compared to income tax expenses of RMB6.3 million for the first quarter of 2005. Since 2003, Tencent Technology has been selling self-developed software to Tencent Computer under our structural contracts. The cost of the software, which is amortized as expenses at Tencent Computer over its estimated contractual useful lives, might be allowed for income tax deduction claims in ascertaining the assessable profits of Tencent Computer. As a result, these intra-group arrangements had given rise to a potential temporary difference between the accounting base in our consolidated financial statements and the tax base in the financial statements of Tencent Computer. During the second quarter of 2005, Tencent Computer had obtained the necessary approval from the local tax bureau in relation to the deduction claim, and as a result, Tencent Computer recognized related potential deferred tax assets of RMB88.6 million.

Profit for the period. As a result of the factors discussed above, profit for the period increased by 92.8% to RMB187.0 million for the second quarter of 2005 from RMB97.0 million for the first quarter of 2005. Net margin for the period was 56.0% for the second quarter of 2005 compared to 32.3% for the first quarter of 2005.

Second Quarter of 2005 Compared to Second Quarter of 2004

The following table sets forth the comparative figures for the second quarter of 2005 and the second quarter of 2004:

	Unaudited Three months ended 30 June	
		(Restated*)
	2005	2004
	(RMB in thousands)	
Revenues	**333,665**	270,513
Cost of revenues	**(108,963)**	(100,652)
Gross profit	**224,702**	169,861
Other gains, net	**15,148**	1,061
Selling and marketing expenses	**(45,501)**	(26,773)
General and administrative expenses	**(75,596)**	(28,957)
Operating profit	**118,753**	115,192
Finance (costs)/income, net	**(51)**	(18)
Profit before income tax	**118,702**	115,174
Income tax benefit/(expenses)	**68,271**	(3,293)
Profit for the period	**186,973**	111,881

* The adoption of IFRS 2 requires retrospective application to all share options granted to employees after 7 November 2002 and not vested as at 1 January 2005. As a result, profit for the three months ended 30 June 2004 was reduced by RMB1.4 million.

Second Quarter of 2005 Compared to Second Quarter of 2004 (Continued)

Revenues. Revenues increased by 23.3% to RMB333.7 million for the second quarter of 2005 from RMB270.5 million for the second quarter of 2004, as a result of significant increase in revenues from Internet value-added services and online advertising. The increase, however, was partially offset by the decrease in revenues from mobile and telecommunications value-added services. The following table sets forth our revenues by line of business for the second quarter of 2005 and the second quarter of 2004:

	Three months ended 30 June			
	2005		2004	
	Amount	**% of total revenues**	Amount	% of total revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**169,883**	**50.9%**	99,913	36.9%
Mobile and telecommunications value-added services	**136,498**	**40.9%**	156,054	57.7%
Online advertising	**25,170**	**7.6%**	12,847	4.8%
Others	**2,114**	**0.6%**	1,699	0.6%
Total revenues	**333,665**	**100.0%**	270,513	100.0%

Revenues from our Internet value-added services increased by 70.0% to RMB169.9 million for the second quarter of 2005 from RMB99.9 million for the second quarter of 2004. Revenues from our various community services and interactive entertainment, in particular avatars and online games, increased significantly as user adoption grew. Several new products and services, such as our online reminder and online hard disk services, also contributed to the increase in revenues derived from Internet value-added services. These increases were slightly offset by a slight decrease in revenues collected through mobile operators, a decrease in revenues from our more mature products and a decrease in revenues from some of our services that faced significant competition such as online dating.

Second Quarter of 2005 Compared to Second Quarter of 2004 (Continued)

Revenues from our mobile and telecommunications value-added services decreased by 12.5% to RMB136.5 million for the second quarter of 2005 from RMB156.1 million for the second quarter of 2004. The continuing "cleaning up" of customer accounts undertaken by mobile operators and the termination of the 161 Mobile Chat fee sharing arrangement with China Mobile had led to revenue decline. These decreases were partially offset by an increase in revenues from mobile voice value-added services, comprising ringback tones and mobile IVR. Although revenues derived from MMS declined due to China Mobile's change in its billing policy, revenues from other 2.5G-related services increased due to the increased popularity of 2.5G services offered by mobile operators.

Revenues from online advertising increased by 95.9% to RMB25.2 million for the second quarter of 2005 from RMB12.8 million for the second quarter of 2004. The increase in revenues reflected our growing customer base and some new advertising revenues relating to the Internet searching functions that we initiated in early 2005. In addition, our QQ.com portal started to generate more revenues.

Second Quarter of 2005 Compared to Second Quarter of 2004 (Continued)

Cost of revenues. Cost of revenues increased by 8.3% to RMB109.0 million for the second quarter of 2005 from RMB100.7 million for the second quarter of 2004. The increase principally reflected the increased bandwidth and server custody fees as we supported more bandwidth intensive services, and the increased content costs as we offered richer content. In addition, staff costs increased as we increased the number of employees to support our various services and products. These increases were partially offset by the lower telecommunications operators' revenue share and imbalance fees due to the diversification of some of our fee collection channels into non-mobile based channels and due to the termination of the 161 Mobile Chat fee sharing arrangement with China Mobile, which had a comparatively high revenue sharing ratio than our other services. As a percentage of revenues, cost of revenues decreased to 32.7% in the second quarter of 2005 from 37.2% in the second quarter of 2004. The following table sets forth our cost of revenues by line of business for the second quarter of 2005 and the second quarter of 2004:

	Three months ended 30 June			
	2005		2004	
	Amount	**% of segment revenues**	Amount	% of segment revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**52,775**	**31.1%**	34,120	34.1%
Mobile and telecommunications value-added services	**46,535**	**34.1%**	60,099	38.5%
Online advertising	**6,813**	**27.1%**	3,363	26.2%
Others	**2,840**	**134.3%**	3,070	180.7%
Total cost of revenues	**108,963**		100,652	

Cost of revenues for our Internet value-added services increased by 54.7% to RMB52.8 million for the second quarter of 2005 from RMB34.1million for the second quarter of 2004. The increase mainly reflected expenses incurred to support more bandwidth intensive services, and increased content costs associated with the offering of richer content services such as our music offerings. In addition, staff costs to support our growing range of Internet value-added services increased. These increases were partially offset by a decrease in the amount of fees retained by mobile operators for their share of revenues and imbalance fees as a result of a gradual diversification of some of our collection channels into non-mobile based channels.

Second Quarter of 2005 Compared to Second Quarter of 2004 (Continued)

Cost of revenues for our mobile and telecommunications value-added services decreased by 22.6% to RMB46.5 million for the second quarter of 2005 from RMB60.1 million for the second quarter of 2004. The decrease mainly reflected the significant decrease in fees retained by mobile operators for their share of revenues and imbalance fees due to the termination of the 161 Mobile Chat fee sharing arrangement with China Mobile, which had a comparatively high revenue sharing ratio than our other services. The decrease was partially offset by an increase in content fees as we enriched our content and an increase in staff costs as we increased the number of staff to support our various new products and services.

Cost of revenues for our online advertising increased by 102.6% to RMB6.8 million for the second quarter of 2005 from RMB3.4 million for the second quarter of 2004. The increase mainly reflected the increased sales commissions paid to advertising agencies and increased bandwidth charges as the volume of our advertising contracts increased. In addition, we increased the number of staff to drive the growth of our online advertising business, and newly incurred expenses to offer Internet searching functions beginning in early 2005 in order to create a new source of advertising revenues.

Other gains, net. We recorded other gains of RMB15.1 million for the second quarter of 2005 compared to RMB1.1 million for the second quarter of 2004. The increase mainly reflected the additional interest income and fair value gains generated from increased cash investments into interest-earning financial assets by applying surplus cash proceeds derived from our initial public offering completed in the summer of 2004.

Selling and marketing expenses. Selling and marketing expenses increased by 70.0% to RMB45.5 million for the second quarter of 2005 from RMB26.8 million for the second quarter of 2004. The increase principally reflected increased promotional and advertising activities and higher staff costs as we launched and began marketing several new products and as we established new distribution channels. In addition, we increased our outsourcing as we expanded our customer support activities.



Second Quarter of 2005 Compared to Second Quarter of 2004 (Continued)

General and administrative expenses. General and administrative expenses increased by 161.1% to RMB75.6 million for the second quarter of 2005 from RMB29.0 million for the second quarter of 2004. The increase primarily reflected the increase in research and development costs as a result of an increase in the number of research and development staff and technical personnel developing new products and services to drive our future growth, including online games and IM functionalities. Staff cost also increased significantly as a result of a higher number of staff employed to support our business expansion and increased salary. Expenses relating to being a listed company also contributed to the increase in general and administrative expenses. Moreover, we have incurred increased leasing expenses as we relocated to our new offices and we have incurred increased professional consulting fees and expenses as a listed company.

Income tax benefit/(expenses). We recorded a net tax credit of RMB68.3 million for the second quarter of 2005 compared to income tax expenses of RMB3.3 million for the second quarter of 2004. As discussed above, we were able to recognize potential deferred tax assets of RMB88.6 million during the second quarter of 2005 arising from the intragroup sales of software.

Profit for the period. Profit for the period increased by 67.1% to RMB187.0 million for the second quarter of 2005 from RMB111.9 million for the second quarter of 2004. Net margin was 56.0% for the second quarter of 2005 compared to 41.4% for the second quarter of 2004.

Liquidity and Financial Resources

As at 30 June 2005 and 31 March 2005, we had the following cash and investments:

	Unaudited 30 June 2005	31 March 2005
	(RMB in thousands)	
Cash and cash equivalents	**1,124,492**	1,132,054
Term deposits with initial term of over three months	**547,459**	560,172
Financial assets held for trading	**675,200**	669,948
Held-to-maturity investments	**167,358**	167,374
Total	**2,514,509**	2,529,548

A large portion of our financial resources is held in deposits and investments denominated in U.S. dollars. As we have not used any means to hedge our exposure to foreign exchange risk, we may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits and investments.

We had no interest-bearing borrowings as at 30 June 2005.

Business Outlook

During the second quarter of 2005, the Internet market in China continued to exhibit robust growth in the number of Internet users and broadband penetration. This attractive market environment has benefited online companies, but has also increased the level of competition. Various companies, in particular foreign companies, have been attracted by the opportunities offered by the market and have increased their investments in the Chinese market. We believe that while the increased level of competition will create challenges for us, it will also provide new growth catalysts for the nascent market. We believe by focusing on strengthening our local online franchise, by staying close to our community of local users and by pursuing innovative research and development, we will be able to manage the challenges of intensified competition while positioning us to benefit from the market growth.

We have continued to focus on strengthening our online platforms including our IM platform, QQ.com portal and QQ Game Portal. In addition, we have made good progress in the development and testing of our new Internet value-added products and services, including Q-Zone and QQ Pet, and new online games, including QQ Tang and QQ Fantasy. To increase our ability to monetize the significant traffic on our online platforms and to effectively compete against intensifying competition, we have also increased our investment in the research and development of new products and services, branding of our online platforms, and developing new billing and payment channels for our products and services. We strongly believe that these investments will bring us long-term benefits.

In our Internet value-added services, we are working to enhance the features of existing flagship products and services, such as QQ Membership and online identity products. In addition, we have been conducting open-beta testing of our new products, Q-Zone and QQ Pet, by offering them to our users on a limited basis. We are pleased to see that both products have generated initial strong demand from our users. We are currently working to enhance their technology platforms in preparation for the release of the products on a wider basis to our users. We expect these new products to generate incremental revenue in the second half of 2005.

Business Outlook (Continued)

In our online game business, QQ Game Portal remained as the leading casual game platform in China. We are planning to increase our monetization of such leadership by increasing paid-subscriptions and game item purchases for the casual games. We have further refined our advanced casual game, QQ Tang, during the second quarter of 2005. The game was commercially launched on 7 July 2005 and we have seen encouraging performance following the launch. We have also continued our closed-beta testing for MMOG, QQ Fantasy, during the second quarter of 2005. We are targeting to generate incremental revenues from our game business in the second half of this year.

In our mobile and telecommunications value-added services, we expect continued volatility as industry policies and environment continue to evolve, and competition continues to intensify. We will strive to manage these challenges by cooperating closely with operators and developing new features and products to create more value for our users. In addition, we are also increasing our investment in the customization of our Internet-based products and services for the wireless platform, such as our WAP portal and networked wireless casual games. We believe the advent of 3G will create significant market opportunities for these products and services in the future and we want to be well-positioned to be early leaders in capturing these opportunities.

In our online advertising business, we believe that we are at an early stage in monetizing the significant traffic in our online platforms. We aim to grow our online advertising business by investing in the branding of our QQ.com, by building of a strong sales team and by developing strong relationships with leading advertisers in China.

Directors' Interests in Securities

As at 30 June 2005, the interests and short positions of the directors and the chief executive of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken, or are deemed to have taken, under such provisions of the SFO); or (b) were required, pursuant to section 352 of the SFO, to be recorded in the register required to be kept by the Company; or (c) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules, to be notified to the Company and the Stock Exchange were as follows:

(A) LONG POSITION IN THE SHARES OF THE COMPANY

Name of Director	Nature of interest	Number of shares held	Percentage of issued share capital
Ma Huateng	Corporate (Note 1)	242,483,080	13.68%
Zhang Zhidong	Corporate (Note 2)	108,085,530	6.10%

Notes:

1 These shares are held by Advance Data Services Limited, a BVI company wholly owned by Ma Huateng.

2 These shares are held by Best Update International Limited, a BVI company wholly owned by Zhang Zhidong.

Directors' Interests in Securities (Continued)

(B) LONG POSITION IN THE SHARES OF ASSOCIATED CORPORATIONS

Name of Director	Name of associated corporation	Nature of interest	Number of shares and class of shares held	Percentage of issued share capital
Ma Huateng	Shenzhen Tencent Computer Systems Company Limited	Personal	RMB9,500,000 (registered capital)	47.5%
	Shenzhen Shiji Kaixuan Technology Company Limited	Personal	RMB5,225,000 (registered capital)	47.5%
Zhang Zhidong	Shenzhen Tencent Computer Systems Company Limited	Personal	RMB4,000,000 (registered capital)	20%
	Shenzhen Shiji Kaixuan Technology Company Limited	Personal	RMB2,200,000 (registered capital)	20%

Save as disclosed above, none of the directors or chief executive and their associates, had interests or short positions in any shares, underlying shares or debentures of the Company and its associated corporations as at 30 June 2005.

Share Option Schemes

The Company has adopted two share option schemes, namely, the Pre-IPO Option Scheme and the Post-IPO Option Scheme, under which the directors may, at their discretion, grant options to employees, including any directors, of the Company or its subsidiaries to subscribe for shares in the Company, subject to the terms and conditions stipulated therein. No further options will be granted under the Pre-IPO Option Scheme. Movements of the options under the Pre-IPO Option Scheme and the Post-IPO Option Scheme are detailed in Note 10 to the Interim Financial Information as included in this interim report. As at 30 June 2005, there were no outstanding share options granted to the directors of the Company.

Substantial Shareholders

As at 30 June 2005, the following persons, other than the directors or chief executive of the Company, had an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO as recorded in the register required to be kept by the Company under section 336 of the SFO, or who was, directly or indirectly, interested in 5% or more of the issued share capital of the Company:

Long position in the shares of the Company

Name of shareholder	Nature of interest	Number of shares held	Percentage of issued share capital
MIH QQ (BVI) Limited	Corporate (Note 1)	630,240,380	35.56%
Advance Data Services Limited	Corporate (Note 2)	242,483,080	13.68%
Best Update International Limited	Corporate (Note 3)	108,085,530	6.10%

Notes:

1 As MIH QQ (BVI) Limited is wholly owned by Naspers Limited through its intermediary companies MIH (BVI) Limited, MIH Holdings Limited and MIH Investments (Pty) Ltd, Naspers Limited, MIH (BVI) Limited, MIH Holdings Limited and MIH Investments (Pty) Ltd are deemed to be interested in the same block of 630,240,380 shares under Part XV of the SFO.

2 As Advance Data Services Limited is wholly owned by Ma Huateng, Mr. Ma has interest in these shares as disclosed under the section headed "Directors' Interests in Securities".

3 As Best Update International Limited is wholly owned by Zhang Zhidong, Mr. Zhang has interest in these shares as disclosed under the section headed "Directors' Interests in Securities".

Saved as disclosed above, the Company had not been notified of any other persons (other than a director or chief executive of the Company) who, as at 30 June 2005, had an interest or short position in the shares and underlying shares in the Company as recorded in the register required to be kept under section 336 of the SFO.

Employee and Remuneration Policies

As at 30 June 2005, the Group had 1,648 employees (30 June 2004: 804), most of whom are based in the Company's head office in Shenzhen, the PRC. The number of employees employed by the Group varies from time to time depending on needs and they are remunerated based on industry practice.

The remuneration policy and package of the Group's employees are periodically reviewed. Apart from social insurance and in-house training programmes, discretionary bonuses and share options may be awarded to employees according to the assessment of individual performance.

The total remuneration cost incurred by the Group for the six months ended 30 June 2005 was RMB134 million (2004: RMB67 million).

Purchase, Sale or Redemption of the Company's Listed Securities

During the six months ended 30 June 2005, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

Audit Committee

The Audit Committee, which comprises two independent non-executive directors and one non-executive director of the Company, has reviewed the accounting principles and practices adopted by the Company and discussed auditing, internal control and financial reporting matters. The Audit Committee, together with the Auditors, has reviewed the Group's unaudited interim financial statements for the three and six months ended 30 June 2005.

Adoption of Code of Conduct regarding Directors' Securities Transactions

The Company has adopted a code of conduct regarding directors' securities transactions on terms no less exacting than the required standard set out in Appendix 10 - Model Code for Securities Transactions by Directors of Listed Companies under the Listing Rules. The directors of the Company have complied with such code of conduct throughout the accounting periods covered by this interim report.



Compliance with the Code on Corporate Governance Practices

Save for the deviation from code provision A.2.1 of Appendix 14 to the Listing Rules in respect of the segregation of the role of the chairman and chief executive officer, none of the directors of the Company is aware of any information which would reasonably indicate that the Company has not, for any part of the six months ended 30 June 2005, complied with the code provisions of the Code of Corporate Governance Practices as set out in Appendix 14 to the Listing Rules, which became effective from 1 January 2005.

Code provision A.2.1 provides that the roles of the chairman and chief executive officer should be separate and should not be performed by the same individual. The division of responsibilities between the chairman and chief executive officer should be clearly established and set out in writing.

During the period under review, Ma Huateng was the Chairman and Chief Executive Officer of the Company. The Board considered that an abrupt segregation of the role of the chairman and chief executive officer would involve a sharing of power and authority of the existing structure which might create turmoil on the daily operations of, and extra cost to, the Company. In addition, the Company's chairman and chief executive officer must be proficient in IT knowledge and be sensitive to the fast and myriad changes in the business in order to lead the Company to react swiftly to any market change, make timely decision in this fast-moving IT industry and ensure the sustainable development of the Company. Notwithstanding the above, the Board will review the current structure from time to time and shall make necessary amendments when the right time comes.

Appreciation

The dedication of the management and staff of the Group is an important ingredient necessary to meet the challenges and opportunities ahead. We would like to take this opportunity to record our cordial thanks to them all.

By Order of the Board
Ma Huateng
Chairman

Hong Kong, 24 August 2005


60

中期業績

騰訊控股有限公司（「本公司」）董事會（「董事會」）欣然宣佈本公司及其附屬公司（統稱「本集團」）截至二零零五年六月三十日止三個月及六個月的未經審計綜合業績。此等中期業績已經由本公司的核數師羅兵咸永道會計師事務所（「核數師」）根據國際審計和核證準則委員會頒布的國際審閱業務準則2400「財務報表的審閱委聘」審閱，以及經由本公司的審核委員會（大部份成員為本公司的獨立非執行董事）審閱。

簡明綜合資產負債表

於二零零五年六月三十日及二零零四年十二月三十一日

	附註	未經審計 二零零五年 六月三十日 人民幣千元	經審計 （重計） （附註） 二零零四年 十二月三十一日 人民幣千元
資產			
非流動資產			
固定資產	5	**190,653**	142,080
無形資產	6	**18,055**	—
持有至到期日的投資		**167,358**	167,374
遞延稅項資產	13	**86,748**	—
		462,814	309,454
流動資產			
應收賬款	7	**232,358**	192,725
預付款項、按金及其他應收款項		**32,910**	50,347
為交易而持有的金融資產	8	**675,200**	666,900
初步為期超過三個月的定期存款		**547,459**	784,054
現金及現金等價物		**1,124,492**	859,841
		2,612,419	2,553,867
資產總額		**3,075,233**	2,863,321

簡明綜合資產負債表（續）

於二零零五年六月三十日及二零零四年十二月三十一日

	附註	未經審計 二零零五年 六月三十日 人民幣千元	經審計 （重計） （附註） 二零零四年 十二月三十一日 人民幣千元
權益			
股東權益			
股本	9	193	192
股本溢價	9	1,781,904	1,777,721
股份酬金儲備	1,10	15,426	5,583
其他儲備		66,609	52,442
保留盈利		954,024	816,300
		2,818,156	2,652,238
負債			
非流動負債			
遞延稅項負債	13	358	—
流動負債			
應付賬款		1,401	2,506
其他應付款項及預提費用	11	110,006	79,912
應付股息		—	145
應付所得稅		18,119	5,648
其他應付稅項		13,269	59,650
遞延收入	12	113,924	63,222
		256,719	211,083
負債總額		257,077	211,083
權益及負債總額		3,075,233	2,863,321

附註： 由於採納國際財務報告準則第2號（二零零四年發布）「股份報酬」（見附註1.1），於二零零四年十二月三十一日的保留盈利及股份酬金儲備經已重計。

簡明綜合損益表

截至二零零五年六月三十日止三個月及六個月

	附註	未經審計 截至六月三十日止三個月 二零零五年 人民幣千元	未經審計 截至六月三十日止三個月 (重計) (附註) 二零零四年 人民幣千元	未經審計 截至六月三十日止六個月 二零零五年 人民幣千元	未經審計 截至六月三十日止六個月 (重計) (附註) 二零零四年 人民幣千元
收入					
互聯網增值服務		**169,883**	99,913	**318,947**	204,499
移動及電信增值服務		**136,498**	156,054	**270,769**	298,871
網絡廣告		**25,170**	12,847	**40,463**	21,062
其他		**2,114**	1,699	**3,957**	3,634
		333,665	270,513	**634,136**	528,066
收入成本		**(108,963)**	(100,652)	**(210,891)**	(188,315)
毛利		**224,702**	169,861	**423,245**	339,751
其他收益淨額	14	**15,148**	1,061	**27,053**	1,928
銷售及市場推廣開支		**(45,501)**	(26,773)	**(84,014)**	(50,005)
一般及行政開支		**(75,596)**	(28,957)	**(144,122)**	(63,436)
經營盈利		**118,753**	115,192	**222,162**	228,238
財務(成本)/收益淨額		**(51)**	(18)	**(166)**	108
除稅前盈利		**118,702**	115,174	**221,996**	228,346
所得稅收益/(開支)	16	**68,271**	(3,293)	**61,931**	(10,005)
期內盈利		**186,973**	111,881	**283,927**	218,341
於此期間歸屬於本公司權益所有者的每股盈利(以每股人民幣元列示)					
— 基本	17	**0.106**	0.084	**0.161**	0.169
— 攤薄	17	**0.103**	0.083	**0.156**	0.168

附註： 由於採納國際財務報告準則第2號(二零零四年發布)「股份報酬」(見附註1.1),截至二零零四年六月三十日止三個月及六個月的收入成本、銷售及市場推廣開支以及一般及行政開支經已重計。

簡明綜合股東權益變動表

截至二零零五年六月三十日止六個月

	未經審計						
	股本 人民幣千元	股本溢價 人民幣千元	股份 酬金儲備 人民幣千元	資本公積金 人民幣千元	法定儲備 人民幣千元	保留盈利 人民幣千元	總計 人民幣千元
二零零五年一月一日的原呈報結餘	192	1,777,721	—	20,000	32,442	821,883	2,652,238
採納國際財務報告準則第2號的影響（附註1.1）	—	—	5,583	—	—	(5,583)	—
二零零五年一月一日重計後的結餘	192	1,777,721	5,583	20,000	32,442	816,300	2,652,238
期內盈利	—	—	—	—	—	283,927	283,927
僱員購股權計劃：							
－僱員服務的價值	—	—	9,843	—	—	—	9,843
－已發行股份的所得款項	1	4,183	—	—	—	—	4,184
利潤分撥到法定儲備	—	—	—	—	14,167	(14,167)	—
二零零四年股息（附註18）	—	—	—	—	—	(132,036)	(132,036)
二零零五年六月三十日的結餘	193	1,781,904	15,426	20,000	46,609	954,024	2,818,156

	未經審計（重計）						
	股本 人民幣千元	股本溢價 人民幣千元	股份 酬金儲備 人民幣千元	資本公積金 人民幣千元	法定儲備 人民幣千元	保留盈利 人民幣千元	總計 人民幣千元
二零零四年一月一日的結餘	138	15,261	—	20,000	3,653	432,905	471,957
期內盈利（重計）	—	—	—	—	—	218,341	218,341
首次公開發售股份	45	1,656,687	—	—	—	—	1,656,732
股份發行費用	—	(140,262)	—	—	—	—	(140,262)
僱員購股權計劃：							
－僱員服務的價值（重計）	—	—	2,252	—	—	—	2,252
二零零三年股息	—	—	—	—	—	(28,935)	(28,935)
二零零四年六月三十日的結餘	183	1,531,686	2,252	20,000	3,653	622,311	2,180,085

簡明綜合現金流量表

截至二零零五年六月三十日止六個月

	未經審計	
	截至六月三十日止六個月	
	二零零五年 人民幣千元	二零零四年 人民幣千元
經營活動所得現金流入淨額	**222,685**	177,860
投資活動現金流入／（動用現金）淨額	**169,963**	(69,383)
融資活動（動用現金）／現金流入淨額	**(127,997)**	1,516,602
現金及現金等價物增加	**264,651**	1,625,079
期初的現金及現金等價物結餘	**859,841**	325,586
期末的現金及現金等價物結餘	**1,124,492**	1,950,665
現金及現金等價物結餘分析：		
銀行結餘及現金	**1,124,492**	1,950,665

中期財務資料附註

1 主要會計政策概要

1.1一般資料，編製及呈報基準

本公司於開曼群島註冊。本公司股份已自二零零四年六月十六日起在香港聯合交易所有限公司主板上市。

本公司乃一家投資控股公司。本集團主要於中華人民共和國（「中國」）為用戶提供互聯網及移動增值服務以及網絡廣告服務。

本集團於二零零五年六月三十日的簡明綜合資產負債表、截至該日止三個月及六個月的簡明綜合損益表以及截至該日止六個月的簡明綜合現金流量表及簡明綜合股東權益變動表（統稱「中期財務資料」）是根據國際會計準則委員會頒布的國際會計準則第34號「中期財務申報」而編製。

此等中期財務資料應連同本集團於二零零五年三月十七日刊發的二零零四年年報所載的核數師報告及本集團截至二零零四年十二月三十一日止年度的經審計綜合財務報表（「二零零四年財務報表」）一併閱讀。

除下文所述者外，編製中期財務資料所採用的會計政策及計算方法是與二零零四年財務報表所採用者一致，二零零四年財務報表乃根據國際財務報告準則按歷史成本法編製，並將金融資產按公允值於損益表中重新估值。

於二零零五年，本集團採納下列經修訂及新發佈的並與其業務相關的國際財務報告準則，此等國際財務報告準則應於二零零五年一月一日或之後開始的會計期間採用。二零零四年財務報表已按有關規定重計（如有需要）。

中期財務資料附註（續）

1 主要會計政策概要（續）

1.1一般資料，編製及呈報基準（續）

國際會計準則第1號（二零零三年修訂版）	：	財務報表呈列
國際會計準則第8號（二零零三年修訂版）	：	會計政策、會計估計變更及錯誤
國際會計準則第10號（二零零三年修訂版）	：	資產負債表日後事項
國際會計準則第16號（二零零三年修訂版）	：	物業、廠場及設備
國際會計準則第17號（二零零三年修訂版）	：	租賃
國際會計準則第21號（二零零三年修訂版）	：	匯率變動的影響
國際會計準則第24號（二零零三年修訂版）	：	關聯方披露
國際會計準則第27號（二零零三年修訂版）	：	綜合及個別財務報表
國際會計準則第32號（二零零三年修訂版）	：	金融工具：披露及呈列
國際會計準則第33號（二零零三年修訂版）	：	每股盈利
國際會計準則第38號（二零零四年修訂版）	：	無形資產
國際會計準則第39號（二零零三年修訂版）	：	金融工具：確認及計量
國際財務報告準則第2號（二零零四年發佈）	：	股份報酬

採納國際會計準則第1、8、10、16、17、21、24、27、32、33及39號（均為二零零三年修訂版）對本集團的會計政策並無造成重大影響。採納國際會計準則第38號成為本集團於本期間已確認無形資產的會計政策（見附註1.3）。

採納國際財務報告準則第2號導致股份報酬的會計政策有所改變。在此之前，向僱員提供購股權並無計入損益表內。於採納國際財務報告準則第2號後，本集團將購股權成本計入損益表內（見附註1.2）。

1 主要會計政策概要（續）

1.1一般資料，編製及呈報基準（續）

採納國際財務報告準則第2號須追溯至於二零零二年十一月七日後授予僱員且於二零零五年一月一日並無歸屬的所有購股權，產生影響如下：

	截至六月三十日止三個月		截至六月三十日止六個月	
	二零零五年	二零零四年	二零零五年	二零零四年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
股份酬金儲備增加	**5,306**	1,408	**15,426**	2,252
保留盈利原呈報承前結餘減少	**—**	—	**5,583**	—
收入成本增加	**1,146**	493	**2,220**	788
銷售及市場推廣開支增加	**915**	308	**1,801**	496
一般及行政開支增加	**3,245**	607	**5,822**	968
每股基本盈利減少	**人民幣 0.0030元**	人民幣 0.0011元	**人民幣 0.0056元**	人民幣 0.0017元
每股攤薄盈利減少	**人民幣 0.0029元**	人民幣 0.0011元	**人民幣 0.0054元**	人民幣 0.0017元

1.2股份酬金

以換取獲授購股權所接受的僱員服務的公允價值確認為開支。於歸屬期間將列作開支的總金額乃利用期權定價模式釐定的已授購股權的公允價值，並排除任何非買賣歸屬條件的影響。非買賣歸屬條件包括在預期將予行使的購股權數目的假設內。於各資產負債表日，本公司會修訂其對預期將予行使的購股權數目的估計。修訂原有估計的影響（如有）於餘下歸屬期間在損益表內確認並對股東權益作出相應調整。

當購股權獲行使時，所收取的款項（減任何直接應計交易成本）撥入股本（面值）及股本溢價。

中期財務資料附註（續）

1 主要會計政策概要（續）

1.3無形資產

無形資產主要包含從一第三方（「賣方」）購入的不競爭協定和電腦軟件及技術。初始成本以支付給賣方的總成本確認並按經第三方專業評估師所估算的公允價值分攤。除商譽外的無形資產按預計使用年限（3至5年）以直線法攤銷。

1.4外幣折算

(a) 功能性貨幣和呈報貨幣

本集團內各公司財務報表乃以各公司經營活動所處的主要經濟環境中的貨幣（功能性貨幣）計量。綜合財務報表以人民幣呈報，人民幣為本集團的功能性貨幣及呈報貨幣。

(b) 交易與餘額

外幣業務按業務發生當日的匯率折算為功能性貨幣入賬，因結算該等交易和以期末匯率折算以外幣為單位的貨幣性資產與負債而產生的匯兑損益計入損益表。

非貨幣項目（例如透過損益表反映的以公允價值計價的權益性投資）所產生的折算差額包含在公允價值損益中。非貨幣項目（例如分歸為可供出售金融資產的權益性投資）所產生的折算差額包括在權益項下的公允價值儲備中。

1 主要會計政策概要（續）

1.4外幣折算（續）

(c) 集團內公司

功能性貨幣與呈報貨幣人民幣不同的集團內所有公司（其貨幣並非處於嚴重通貨膨脹中）的經營經果及財務狀況，按如下方法折算為呈報貨幣：

(i) 每一資產負債表中列示的資產與負債按該資產負債表日的期末匯率折算；

(ii) 每一損益表中的收入與開支按當期平均匯率折算（除非該平均匯率並非交易日匯率的累計影響的合理約數，在此情況下將收入與開支按交易日匯率折算）；及

(iii)所產生的匯兑差額於權益項下單獨確認。

綜合報表時，因折算對外國公司的投資以及指定作為對沖該等投資的借款及其他貨幣工具而產生的匯兑差額計入股東權益。於出售國外業務時，該等匯兑差額作為出售損益的一部分於損益表確認。

因收購國外公司而產生的商譽及公允價值調整作為國外公司的資產與負債並按期末匯率折算。

2 重要會計估計及判斷

估計及判斷會根據過往經驗及其他因素，包括在若干情況下相信將會合理發生的預期未來事件，而不斷作出評估。

2.1 互聯網增值服務及移動及電信增值服務的確認

互聯網增值服務收入來自提供綜合客戶服務平臺的已收／應收費用，而該平臺採用即時通信及網上娛樂服務在互聯網創立一個虛擬社區。

移動及電信增值服務收入主要來自向用戶提供移動即時通信服務、移動電話聊天服務和其他移動增值服務（例如移動互動語音回應、彩鈴服務、音樂及圖像下載、移動新聞及資訊內容服務和移動遊戲服務）。

互聯網增值服務及移動及電信增值服務均按月收費，或按每條資訊收費（「互聯網及移動服務收費」）。部份該等服務透過中國的兩家移動電話營運商中國移動通信集團有限公司（「中國移動」）和中國聯通股份有限公司（「中國聯通」）多家附屬公司的平臺向本集團客戶提供，該兩家營運商亦代表本集團收取互聯網及移動服務收費。

2 重要會計估計及判斷（續）

2.1互聯網增值服務及移動及電信增值服務的確認（續）

為獲得互聯網及移動服務收費，中國移動及中國聯通可獲得定額傭金，按與該等電信營運商已收／應收的互聯網及移動服務收費協定百分比計算，在若干情況下需加上本集團的平臺與該等移動及電信營運商的平臺之間收發資訊差額按每條資訊作出定額調整（合稱「移動及電信收費」）。移動及電信收費由上述兩家營運商從向用戶預先收取的互聯網及移動服務收費中扣除，餘額交予本集團。

中國移動及中國聯通的附屬公司每月向本集團確認及通知互聯網及移動服務收費與移動及電信收費或兩者的淨額。

截至本集團申報財務業績時仍未獲營運商確認／通知的互聯網及移動服務收費，本集團管理層會基於過往數據及客戶拖欠款項的趨勢而作出估計。估計收入時採用的過往數據包括最近三個月實際來自營運商的互聯網及移動服務收費、用戶數目及本集團與中國移動及中國聯通各網絡網關之間的數據傳輸量。倘若實際收入與原有估計不同，會在其後期間作出調整。

應收中國移動及中國聯通的款項中有人民幣61,819,000元（二零零四年十二月三十一日：人民幣66,894,000元）於二零零五年六月三十日尚未經確認。

2 重要會計估計及判斷（續）

2.2遞延税項資產的確認

集團內公司間曾於本集團內進行若干軟件銷售。所購入的自行開發的軟件由一集團內公司深圳市騰訊計算機系統有限公司（「騰訊計算機」）按合約年期攤銷作為開支（「攤銷」），該攤銷額已獲允許作為可抵扣費用釐定騰訊計算機的應課税盈利和所得税（「扣税申請」）。這導致該等交易中已售出軟件的款項的會計基準（其值為零）與税務基準（其值為該等軟件未攤銷之帳面淨值）之間出現潛在暫時差異。於以前期間，由於無法合理肯定騰訊計算機可取得地方税務局的扣税申請批文，故本集團並未確認該等潛在暫時差異的遞延税項資產。基於地方税務局於2005年6月8日發出的「深地税二函2005第99號」批文，本集團確認遞延所得税資產約為人民幣88,638,000元。該金額是以騰訊計算機尚未攤銷的軟件賬面淨值約人民幣590,918,000元及以中國深圳的企業所得税率15%計算（附註13）。

2.3股份酬金開支的確認

如附註1.2所述，本公司授予僱員購股權。而董事使用Black-Scholes評估模式釐定所授購股權的公允價值，並作為歸屬期費用。董事須對運用該模式的因素作出重大判斷，例如無風險比率、股息率、預期波幅及預期離職率等（附註10）。

3 金融風險管理

3.1外匯風險

本集團主要於中國營運，而大部分業務以人民幣結算。人民幣兌換為其他貨幣需按中國政府擬定的外匯管制規例及匯率而定。

首次公開發售股份所得款項全部為港元。部分款項已投資於以美元計價的多種投資。此外，於未來宣派股息時，本集團亦需要以港元支付。

本集團可能因任何與存款及投資有關的匯率波動而遭受損失。本集團並未採用任何對沖方式以防範外匯風險。

於2005年7月21日，中國政府宣佈自該日起人民幣採用浮動匯率而與所選定的一籃子貨幣掛鈎，並不再與美元掛鈎。同時，人民幣兌美元於宣告之日升值約2%。

中期財務資料附註（續）

4 分部資料

業務分部是本集團的分部呈報的主要基準。本集團於截至二零零五年及二零零四年六月三十日止三個月及六個月的業務分部資料列示如下：

	未經審計 截至二零零五年六月三十日止三個月				
	互聯網增值服務	移動及電信增值服務	網絡廣告	其他	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
收入	169,883	136,498	25,170	2,114	333,665
毛利／（毛虧）	117,108	89,963	18,357	(726)	224,702
其他收益淨額					15,148
銷售及市場推廣開支					(45,501)
一般及行政開支					(75,596)
經營盈利					118,753
財務成本淨額					(51)
除稅前盈利					118,702
所得稅收益					68,271
期內盈利					186,973

4 分部資料（續）

	未經審計（重計）				
	截至二零零四年六月三十日止三個月				
	互聯網增值服務	移動及電信增值服務	網絡廣告	其他	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
收入	99,913	156,054	12,847	1,699	270,513
毛利／（毛虧）	65,793	95,955	9,484	(1,371)	169,861
其他收益淨額					1,061
銷售及市場推廣開支					(26,773)
一般及行政開支					(28,957)
經營盈利					115,192
財務成本淨額					(18)
除税前盈利					115,174
所得税開支					(3,293)
期內盈利					111,881

中期財務資料附註（續）

4 分部資料（續）

	互聯網增值服務	移動及電信增值服務	網絡廣告	其他	合計
	未經審計 截至二零零五年六月三十日止六個月				
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
收入	318,947	270,769	40,463	3,957	634,136
毛利／（毛虧）	223,595	174,168	27,665	(2,183)	423,245
其他收益淨額					27,053
銷售及市場推廣開支					(84,014)
一般及行政開支					(144,122)
經營盈利					222,162
財務成本淨額					(166)
除稅前盈利					221,996
所得稅收益					61,931
期內盈利					283,927

4 分部資料（續）

	未經審計（重計）截至二零零四年六月三十日止六個月				
	互聯網增值服務	移動及電信增值服務	網絡廣告	其他	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
收入	204,499	298,871	21,062	3,634	528,066
毛利／（毛虧）	137,649	190,348	13,824	(2,070)	339,751
其他收益淨額					1,928
銷售及市場推廣開支					(50,005)
一般及行政開支					(63,436)
經營盈利					228,238
財務收益淨額					108
除稅前盈利					228,346
所得稅開支					(10,005)
期內盈利					218,341

本集團主要於中國（不包括香港）經營業務，而相關資產亦位於中國。本集團亦持有若干於其他地區交易的金融資產作為投資。

5 固定資產

	未經審計截至二零零五年六月三十日止六個月
	人民幣千元
於二零零五年一月一日的賬面淨額	142,080
添置	70,063
處置	(115)
折舊開支	(21,375)
於二零零五年六月三十日的賬面淨額	190,653

6 無形資產

	未經審計 截至 二零零五年 六月三十日止 六個月 人民幣千元
於二零零五年一月一日賬面淨值	—
添置	**18,407**
攤銷	**(352)**
於二零零五年六月三十日賬面淨值	**18,055**

7 應收賬款

	未經審計 二零零五年 六月三十日 人民幣千元	經審計 二零零四年 十二月三十一日 人民幣千元
0至30天	**121,621**	130,297
31至60天	**54,396**	25,340
61至90天	**29,466**	15,711
超過90天但不足一年	**26,875**	21,377
	232,358	192,725

本集團並無與其主要客戶訂立正式信用期，惟客戶通常於30至90天內支付款項。於二零零五年六月三十日及二零零四年十二月三十一日的大部份應收款項結餘為中國移動、中國聯通及中國電信集團公司及它們的分公司、附屬公司及聯屬公司的欠款。管理層認為，於二零零五年六月三十日的應收賬款賬面淨值約等於其公允值。

8 為交易而持有的金融資產

為交易而持有的金融資產為本集團持有的一個投資組合。有關金融工具各自的公允價值乃參考活躍市場公開報價而釐定。

9 股本及股本溢價

本公司於二零零四年一月一日的法定股本為53,941,626股，每股並無面值。於二零零四年三月二十四日，本公司進行股份拆細，將當時已發行普通股每股拆細為70股股份。此外，董事會並議決增加法定股本至10,000,000,000股普通股，每股股份面值重新指定為0.0001港元。

本中期財務資料所呈列有關股份及每股股份的資料已計及股份拆細的影響，猶如已於二零零四年一月一日進行。

截至二零零四年十二月三十一日止年度及截至二零零五年六月三十日止六個月，已發行股本的變動如下：

	普通股股份數目	股本 人民幣千元	股本溢價 人民幣千元	合計 人民幣千元
於二零零四年一月一日	18,006,868	138	15,261	15,399
拆細股份時股份數目增加	1,242,473,892	—	—	—
首次公開發售時發行股份	420,160,500	45	1,516,425	1,516,470
首次公開發售的超額配股權額外發行股份	63,024,000	7	237,264	237,271
僱員購股權計劃： －發行股份數目及所得款項	21,239,150	2	8,771	8,773
於二零零四年十二月三十一日／二零零五年一月一日	**1,764,904,410**	**192**	**1,777,721**	**1,777,913**
僱員購股權計劃： －發行股份數目及所得款項（附註）	**7,671,936**	**1**	**4,183**	**4,184**
於二零零五年六月三十日	**1,772,576,346**	**193**	**1,781,904**	**1,782,097**

於二零零五年六月三十日，所有已發行股份已獲繳足。

附註：截至二零零五年六月三十日止六個月，根據公開售股前購股權計劃授出的6,833,200及838,736份公開售股前購股權（定義見下文）已分別按行使價每份0.0497美元及0.1967美元予以行使。

10 購股權

(a) 購股權計劃

本公司已推出兩項購股權計劃，為其董事、合資格僱員及顧問提供激勵：

(i) 公開售股前購股權計劃

根據公開售股前購股權計劃，董事會已將可認購本公司股份的購股權授予合資格僱員，包括本公司執行董事。公開售股前購股權計劃將於二零一一年十二月三十一日結束。

根據公開售股前購股權計劃已授出的購股權所涉及股份總數不得超逾提出授出購股權要約當日已發行股份的7.5%。已授予個別人士的購股權所涉及普通股數目不得超逾根據該計劃已發行及可發行的普通股數目的10%。所授出的購股權必須在授出日期起計15天內接納，而屆時須支付每次授出購股權的代價人民幣1元。於二零零四年六月十六日公開售股時，所有此計劃下的購股權均已授出。

購股權分四等份自授出日期起計12個月、24個月、36個月及48個月屆滿時或自僱用開始日期起計24個月、36個月、48個月及60個月屆滿時分別歸屬持有人所有。所有購股權自相關歸屬期起直至二零一一年十二月三十一日止可分批行使。

10 購股權（續）

(a) 購股權計劃（續）

(i) 公開售股前購股權計劃（續）

倘本公司的資本架構有任何變動（不論透過將盈利或儲備資本化、供股、合併、分拆或削減本公司股本的方式或根據法律規定作出的其他方式），而任何已授出購股權仍可予行使，或倘於本公司各財政年度，按比例向股東分派本公司的任何資本資產（不論以現金或以實物方式分派）（但不包括從股東應佔盈利淨額中支付股息），則須就 (i) 該計劃中尚未行使的購股權所涉及的股份數目或面值；(ii) 認購價；或 (iii) 行使購股權的方式作出相應變動。

(ii) 公開售股後購股權計劃

本公司於二零零四年三月二十四日推出公開售股後購股權計劃。董事會可根據公開售股後購股權計劃的條款酌情邀請本集團內任何公司的僱員、顧問或董事接納購股權，按董事會釐定的價格認購股份。

購股權分四等份自授出日期起計 12 個月、 24 個月、 36 個月及 48 個月屆滿時或自僱用開始日期起計 24 個月、 36 個月、 48 個月及 60 個月屆滿時分別歸屬持有人所有。公開售股後購股權計劃的有效期由推出日期開始，為期十年。

可根據公開售股後購股權計劃及根據本公司任何其他購股權計劃（包括公開售股前購股權計劃）授出的購股權所涉及的股份數目，最多不得超過於公開售股日期已發行的相關類別證券的 10% 。

中期財務資料附註（續）

10 購股權（續）

(b) 購股權變動

尚未行使的購股權數目及其有關的加權平均行使價的變動如下：

	公開售股前購股權計劃		公開售股後購股權計劃		總計
	平均行使價	購股權數目	平均行使價	購股權數目	購股權數目
於二零零五年一月一日	美元0.0849	50,406,917	港元3.6650	6,300,961	56,707,878
已授出	–	–	港元4.6470	22,491,048	22,491,048
已行使	美元0.0658	(7,671,936)	–	–	(7,671,936)
已失效	美元0.2076	(600,850)	港元4.0772	(1,649,657)	(2,250,507)
於二零零五年六月三十日	美元0.0867	42,134,131	港元4.5372	27,142,352	69,276,483
於二零零四年一月一日	美元0.0497	62,088,600	–	–	62,088,600
已授出	美元0.2253	10,464,230	–	–	10,464,230
已失效	美元0.1967	(166,460)	–	–	(166,460)
於二零零四年六月三十日	美元0.0747	72,386,370	–	–	72,386,370

於二零零五年六月三十日，並無任何購股權授予本公司董事及任何顧問。

於二零零五年六月三十日，於69,276,483份尚未行使的購股權（二零零四年六月三十日：72,386,370份）中，19,833,494份購股權（二零零四年六月三十日：31,044,300份）現時為可行使。截至二零零五年六月三十日止六個月，分別按行使價0.0497美元及0.1967美元行使的購股權導致發行6,833,200普通股及838,736普通股。行使時的有關加權平均價為每股5.4089港元（約等於人民幣5.7534元）。

10 購股權（續）

(c) 尚未行使的購股權

於二零零五年及二零零四年六月三十日，尚未行使的購股權的到期日及行使價如下：

到期日	行使價範圍	二零零五年六月三十日	二零零四年六月三十日
二零一一年十二月三十一日	0.0497美元	**33,407,000**	62,088,600
（公開售股前購股權）	0.1967美元至0.4396美元	**8,727,131**	10,297,770
自採納日期二零零四年三月二十四日起計十年（公開售股後購股權）	3.665港元至5.67港元	**27,142,352**	—
		69,276,483	72,386,370

中期財務資料附註（續）

10 購股權（續）

(d)購股權的公允價值

自二零零四年一月一日起，已授予僱員的購股權的公允價值，採用Black-Scholes估值模式釐定如下：

授出日期	二零零四年二月十日	二零零四年三月二十四日	二零零四年九月十四日	二零零五年一月二十六日	二零零零五年二月三日	二零零五年三月二十三日	二零零五年四月六日	二零零五年五月十九日
購股權的公允價值（人民幣千元）	31,741	3,723	10,279	29,567	8,871	1,579	2,073	1,297
所授購股權數目	8,730,960	1,733,270	6,311,520	16,006,530	4,513,600	660,000	810,918	500,000
行使價	美元0.1967	美元0.1967或0.4396	港元3.6650	港元4.4850	港元4.8000	港元5.5500	港元5.6700	港元5.6000
於授出日期的股份收市價	港元4.3235（附註(i)）	港元3.4292（附註(i)）	港元3.6000	港元4.4750	港元4.8000	港元5.5500	港元5.5500	港元5.6000
無風險比率（附註(ii)）	4.43%	3.300%	3.633%	3.305%	3.349%	4.199%	4.0860%	3.7930%
股息率（附註(iii)）	0.6%	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%
預期波幅（附註(iv)）	62.75%	80%	60%	55%	55%	55%	55%	55%
行使日期	根據購股權授出日期（附註(vi)）	根據僱用日期（附註(v)）	根據僱用日期或根據購股權授出日期（附註(v)及(vi)）	根據僱用日期或根據購股權授出日期（附註(v)及(vi)）	根據購股權授出日期（附註(vi)）	500,000份購股權根據購股權授出日期（附註(vi)）而餘下160,000份購股權是根據僱用日期（附註(v)）	根據僱用日期（附註(v)）	根據僱用日期（附註(v)）

10 購股權（續）

(d) 購股權的公允價值（續）

附註：

(i) 本公司股份的公允價值已由第三方評估師採用Black-Scholes估值模式以釐定於二零零四年六月十六日首次公開售股前授出的購股權的公允價值。

(ii) 於二零零四年二月十日授出的購股權的無風險比率是根據二零一一年到期的中國政府國際債券於估值日的收益率釐定。於二零零四年二月後授出的購股權的無風險比率是根據二零一二年六月到期的香港政府債券於估值日的收益率釐定。

(iii) 股息率是按可資比較公司的平均市盈率17倍及派息比率10%至25%而計算。

(iv) 按預期股價回報的標準差計算的波幅，是根據本公司及可資比較公司自其首次公開售股至估值日以來，其股份的平均每日買賣價波幅計算。

(v) 就可行使日期根據僱用開始日期為基準的購股權，購股權的首25%可於開始日期後兩年行使，其後每年購股權總數的25%將可予以行使。

(vi) 就可行使日期根據購股權授出日期為基準的購股權，購股權的首25%可於授出日期後一年行使，其後每年購股權總數的25%將可予以行使。

(e) 獲授予購股權者預期離職率

歸屬期內仍將留任本集團的僱員的預期百分比是根據僱員過往資料（評估為60%）計算。比率已用以釐定呈報申報期間的股份酬金開支。

中期財務資料附註（續）

11 其他應付款及預提費用

	未經審計 二零零五年 六月三十日 人民幣千元	經審計 二零零四年 十二月三十一日 人民幣千元
預提僱員成本及福利	**49,642**	42,944
預提市場及管理費	**20,783**	13,452
預收賬款	**10,928**	4,007
預提專業費用	**6,618**	6,360
其他	**22,035**	13,149
	110,006	79,912

12 遞延收入

遞延收入主要為客戶就若干互聯網增值服務以預付卡及代幣形式所預付的服務費，而有關的服務尚未提供。

13 遞延所得稅

遞延所得稅乃採用負債法以暫時差異撥回時的預期稅率計算暫時差異的全數稅項。

本集團的遞延稅項的總變動如下：

	未經審計 二零零五年 六月三十日 人民幣千元	經審計 二零零四年 十二月三十一日 人民幣千元
於期／年初	—	—
貸入損益表（見下文）	(88,638)	—
計入損益表	2,248	—
於期／年末	(86,390)	—

如附註2.2所述，本集團對因集團內部軟件交易產生的暫時差異確認了遞延所得稅資產。截至二零零五年六月三十日止六個月的變動如下：

遞延稅項資產：

	未經審計 二零零五年 六月三十日 人民幣千元	經審計 二零零四年 十二月三十一日 人民幣千元
於期／年初	—	—
貸入損益表（附註2.2）	(88,638)	
計入損益表	1,890	—
於期／年末	(86,748)	—

13 遞延所得稅（續）

因利潤從本公司持有直接或間接權益的附屬公司騰訊計算機及深圳市世紀凱旋科技有限公司（「世紀凱旋」）轉移至本公司而產生的稅項確認遞延所得稅負債，其變動如下：

遞延稅項負債：

	未經審計 二零零五年 六月三十日 人民幣千元	經審計 二零零四年 十二月三十一日 人民幣千元
於期／年初	—	988
貸入損益表	—	(988)
計入損益表	358	—
於期／年末	358	—

14 其他收益淨額

	未經審計 截至六月三十日止三個月		未經審計 截至六月三十日止六個月	
		(重計)		(重計)
	二零零五年 人民幣千元	二零零四年 人民幣千元	二零零五年 人民幣千元	二零零四年 人民幣千元
為交易而持有的金融資產 －公允價值收益 （已實現及未實現）	5,252	—	8,300	—
利息收入	9,165	1,061	18,022	1,910
其他	731	—	731	18
	15,148	1,061	27,053	1,928

15 按性質劃分的開支

	未經審計 截至六月三十日止三個月		未經審計 截至六月三十日止六個月	
		（重計）		（重計）
	二零零五年	二零零四年	二零零五年	二零零四年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
僱員福利開支（附註）	**72,278**	34,094	**134,099**	67,216
移動及電信收費以及頻寬及服務器託管費	**66,101**	77,641	**132,916**	143,918
推廣及廣告費	**22,062**	13,117	**39,647**	24,975
差旅費及交際費	**12,361**	7,598	**22,739**	13,586
固定資產折舊（附註）	**11,372**	6,454	**21,375**	12,185
無形資產攤銷	**352**	—	**352**	—
辦公室樓宇的經營租約租金	**6,717**	2,827	**12,074**	5,724
集團內公司轉讓軟件而支付的增值稅	**—**	3,300	**—**	5,402
其他開支	**38,817**	11,351	**75,825**	28,750
收入成本、銷售及市場推廣開支以及一般及行政開支總額	**230,060**	156,382	**439,027**	301,756

附註： 截至二零零五年六月三十日止三個月及六個月，研究及開發開支分別為人民幣32,527,000元（截至二零零四年六月三十日止三個月：人民幣8,075,000元）及人民幣59,092,000元（截至二零零四年六月三十日止六個月：人民幣20,714,000元）。該開支包括截至二零零五年六月三十日止三個月及六個月的僱員福利開支及折舊分別合共人民幣30,933,000元（截至二零零四年六月三十日止三個月：人民幣7,059,000元）及人民幣56,491,000元（截至二零零四年六月三十日止六個月：人民幣13,244,000元）。

於此等期間內，本集團並無將任何研究及開發開支資本化。

16 税項開支

(a) 所得稅

(i) 開曼群島及英屬處女群島利得稅

本集團分別於截至二零零五年及二零零四年六月三十日止六個月毋須支付此等司法權區的稅項。

(ii) 香港利得稅

由於本集團分別於截至二零零五年及二零零四年六月三十日止六個月並無在香港賺取應課税盈利，因此並無作出香港利得稅撥備。

(iii)中國企業所得稅

中國企業所得稅乃根據本集團內於中國註冊的公司分別於截至二零零五年及二零零四年六月三十日止六個月的應課稅收入，按照中國的相關規定計算，並且已計及可以獲得的退稅及減免等稅項優惠。

本公司於中國有五間直接或間接持有的附屬公司，騰訊計算機、騰訊科技（深圳）有限公司（「騰訊科技」）、世紀凱旋、時代朝陽科技（深圳）有限公司及騰訊科技（北京）有限公司，截至二零零五年六月三十日止的三個月及六個月，上述五間公司適用稅率為0%至15%。

本集團截至二零零五年六月三十日止三個月及六個月的稅項支出分析如下：

	未經審計 截至六月三十日止三個月		未經審計 截至六月三十日止六個月	
		（重計）		（重計）
	二零零五年 人民幣千元	二零零四年 人民幣千元	二零零五年 人民幣千元	二零零四年 人民幣千元
中國即期稅項	**18,119**	4,644	**24,459**	10,993
遞延稅項	**(86,390)**	(1,351)	**(86,390)**	(988)
	(68,271)	3,293	**(61,931)**	10,005

16 稅項開支（續）

(a) 所得稅（續）

本集團除稅前盈利的稅項與理論上採用本集團經營主要業務的所在地中國深圳適用的15%稅率計算的金額有所差異。有關差異分析如下：

	未經審計 截至六月三十日止三個月		未經審計 截至六月三十日止六個月	
		(重計)		(重計)
	二零零五年 人民幣千元	二零零四年 人民幣千元	二零零五年 人民幣千元	二零零四年 人民幣千元
除稅前盈利	**118,702**	115,174	**221,996**	228,346
按稅率15%計算的稅項	**17,805**	17,276	**33,299**	34,252
集團內不同公司應用不同稅率的影響	**(1,497)**	—	**(2,953)**	—
稅務優惠期對附屬公司的應課稅盈利的影響	**3,097**	(30,912)	**(979)**	(52,258)
不可扣稅的開支	**794**	441	**1,452**	920
早前未確認遞延稅項資產的動用／未確認的遞延稅項資產	**(1,091)**	16,667	**(6,760)**	26,795
確認早前未確認的遞延稅項資產（附註2.2及13）	**(88,638)**	—	**(88,638)**	—
早前未確認的稅項虧損的動用	**—**	(230)	**—**	(230)
未確認稅項虧損	**1,259**	51	**2,648**	526
稅項（收益）／支出	**(68,271)**	3,293	**(61,931)**	10,005

16 稅項開支（續）

(b) 增值稅、營業稅及相關稅項

本集團的業務亦須繳交以下中國稅項：

種類	稅率	徵收基準
增值稅	17%	銷售產品收入，與採購產生的增值稅抵銷
營業稅	3-5%	服務費收入
城市建設稅	1%	應付增值稅及營業稅淨額
教育附加費	3%	應付增值稅及營業稅淨額

17 每股盈利

基本盈利

每股基本盈利乃以各期內盈利除以於每一期間已發行普通股的加權平均數計算。

	未經審計 截至六月三十日止三個月		未經審計 截至六月三十日止六個月	
		（重計）		（重計）
	二零零五年	二零零四年	**二零零五年**	二零零四年
歸屬於本公司權益所有者的期內盈利（人民幣千元）（附註a）	**186,973**	111,881	**283,927**	218,341
已發行普通股的加權平均數（千股計）（附註b）	**1,771,925**	1,329,738	**1,768,895**	1,295,109
每股基本盈利（每股人民幣元）	**0.106**	0.084	**0.161**	0.169

17 每股盈利（續）

攤薄盈利

每股攤薄盈利乃根據已發行普通股的經調整加權平均數計算，並假設已兑換本公司授出之購股權而產生的所有潛在具攤薄作用的普通股（一起組成計算每股攤薄盈利的份母）。本公司根據未行使購股權所附帶認購權的貨幣價值，計算按公允價值（即本公司股份期內平均市價）可購買的本公司股份數目。如此計算的股份數目是與假設行使購股權而發行的股份數目比較，差額作為無償發行普通股加入上述股數作份母，且並無就盈利（份子）作出調整。

	未經審計		未經審計	
	截至六月三十日止三個月		截至六月三十日止六個月	
		（重計）		（重計）
	二零零五年	二零零四年	**二零零五年**	二零零四年
歸屬於本公司權益所有者的期內盈利（人民幣千元）（附註a）	**186,973**	111,881	**283,927**	218,341
已發行普通股的加權平均數（千股計）（附註b）	**1,771,925**	1,329,738	**1,768,895**	1,295,109
就購股權作出調整（千股計）（附註b）	**43,718**	10,306	**45,540**	5,154
為計算每股攤薄盈利的普通股的加權平均數（千股計）	**1,815,643**	1,340,044	**1,814,435**	1,300,263
每股攤薄盈利（每股人民幣元）	**0.103**	0.083	**0.156**	0.168

附註 a： 歸屬於本公司權益所有者的2004年盈利經已重計以追溯調整因採納國際財務報告準則第2號「股份報酬」而產生的影響。

附註 b： 所有每股資料已經作出追溯調整，猶如本公司股份拆細的影響已於二零零四年一月一日出現（附註9）。

18 股息

根據於二零零五年三月十七日董事會通過的建議派發二零零四年度末期股息每股0.07港元合共約124,052,000港元（相等於人民幣132,036,000元）（二零零三年：3,500,000美元）的決議案，已於二零零五年四月二十七日舉行的股東週年大會上獲股東批准。截至二零零五年六月三十日，所有股息已支付完畢。

19 承擔

(a) 資本承擔

於資產負債表日有以下已訂約但未發生的資本開支：

	未經審計 二零零五年 六月三十日 人民幣千元	經審計 二零零四年 十二月三十一日 人民幣千元
購置固定資產	**28,538**	12,150

(b) 經營租賃承擔

根據樓宇經營租賃的已承擔或授權的未來最低租金總額如下：

	未經審計 二零零五年 六月三十日 人民幣千元	經審計 二零零四年 十二月三十一日 人民幣千元
不超過一年	**22,199**	17,328
一年後但五年內	**17,010**	15,713
	39,209	33,041

19 承擔

(c) 其他承擔

根據頻寬及服務器託管租賃的已授權的未來最低租金總額如下：

	未經審計 二零零五年 六月三十日 人民幣千元	經審計 二零零四年 十二月三十一日 人民幣千元
已訂約：		
不超過一年	**22,955**	14,616
一年後但五年內	**—**	3,250
	22,955	17,866
已授權但未訂約：		
不超過一年	**63,019**	48,035
	85,974	65,901

20 關聯方交易

截至二零零五年六月三十日止三個月及六個月，並無重大關聯方交易。

21 比較數字

如附註 1.1 所述，由於採納國際財務報告準則第 2 號「股份報酬」，導致比較數字已重計。此外，早前列於本集團損益表「財務（成本）／收入淨額」的利息收入，現呈列為「其他收益淨額」的一部分。

22 批准中期財務資料

中期財務資料已於二零零五年八月二十四日獲董事會批准。

核數師審閱報告

致騰訊控股有限公司董事會

（於開曼群島註冊成立之有限公司）

本核數師已完成審閱載於第1至第36頁的騰訊控股有限公司（「貴公司」）及其附屬公司（統稱「貴集團」）於二零零五年六月三十日之簡明綜合中期資產負債表及截至該日止三個月及六個月的相關簡明綜合中期損益表以及截至該日止六個月的現金流量表及股東權益變動表（統稱為「中期財務資料」）。

編製此中期財務資料乃 貴公司管理層的責任。本核數師的責任是根據審閱的結果，就該中期財務資料發出報告。本核數師已按照國際審閱業務準則2400「財務報表的審閱委聘」（「準則」）進行審閱工作。該準則要求本核數師策劃及進行審閱工作，以就中期財務資料是否存有重大錯誤陳述，作出適度的保證。審閱工作主要限於向公司人員查詢及對財務數據進行分析，故所提供的保證較審計為低。本核數師並無進行審計，因此，本核數師不會出具審計意見。

按照本核數師審閱的結果，我們並無發現有任何事項導致我們相信所載的中期財務資料在所有重大方面並非按照國際會計準則第34號「中期財務申報」適當編製。

羅兵咸永道會計師事務所
香港執業會計師

香港，二零零五年八月二十四日

經營資料

下表載列於下述日期及期間，本集團即時通信社區及增值服務的若干營運統計數字：

	截至二零零五年六月三十日止十五日期間	截至二零零五年三月三十一日止十六日期間
	（百萬計）	
註冊即時通信帳戶（期終）	**438.4**	400.6
活躍帳戶（期終）	**173.1**	149.2
最高同時在線帳戶（季度）	**16.2**	13.2
平均每日用戶在線時數	**265.4**	183.1
平均每日信息[1]	**2,551.3**	1,960.6
收費互聯網增值服務註冊用戶（期終）	**9.4**	9.6
收費移動及電信增值服務註冊用戶（期終）[2]	**9.2**	9.1

(1) 平均每日資訊僅包括電腦之間交流的資訊，不包括與移動手機之間交流的資訊。

(2) 包括訂購直接由我們提供或透過移動電話營運商提供的服務的註冊用戶。

於二零零五年第二季，本集團的帳戶（註冊即時通信帳戶及活躍帳戶）增長主要反映隨著本集團服務功能的繼續增加及本集團的服務越來越受歡迎，本集團的互聯網服務帳戶有所增加。本集團的用戶基數增長，使本集團平台整體的使用率增加，這已反映於最高同時在線帳戶、平均每日用戶在線時數及平均每日信息。此外，我們的積分計劃鼓勵用戶增加使用本集團的服務。

財務表現摘要

二零零五年上半年

下表載列二零零五年上半年及二零零四年上半年的比較數字：

	未經審計 截至六月三十日止六個月	
		（重計 *）
	二零零五年	二零零四年
	（人民幣千元）	
收入	**634,136**	528,066
收入成本	**(210,891)**	(188,315)
毛利	**423,245**	339,751
其他收益淨額	**27,053**	1,928
銷售及市場推廣開支	**(84,014)**	(50,005)
一般及行政開支	**(144,122)**	(63,436)
經營盈利	**222,162**	228,238
財務（成本）／收入淨額	**(166)**	108
除稅前盈利	**221,996**	228,346
所得稅收益／（開支）	**61,931**	(10,005)
期內盈利	**283,927**	218,341

* 採納國際財務報告準則第2號「股份報酬」須追溯應用於在二零零二年十一月七日後授予僱員且於二零零五年一月一日並無歸屬的所有購股權。截至二零零四年六月三十日止六個月的盈利因此下跌人民幣230萬元。

財務表現摘要（續）

二零零五年上半年（續）

收入。收入由二零零四年上半年的人民幣5.281億元，增加20.1%至二零零五年上半年的人民幣6.341億元。

	截至六月三十日止六個月			
	二零零五年		二零零四年	
	金額	佔總收入百分比	金額	佔總收入百分比
	（人民幣千元，不包括百分比）			
互聯網增值服務	**318,947**	**50.3%**	204,499	38.7%
移動及電信增值服務	**270,769**	**42.7%**	298,871	56.6%
網絡廣告	**40,463**	**6.4%**	21,062	4.0%
其他	**3,957**	**0.6%**	3,634	0.7%
總收入	**634,136**	**100.0%**	528,066	100.0%

收入成本。收入成本由二零零四年上半年的人民幣1.883億元增加12.0%至二零零五年上半年的人民幣2.109億元。

	截至六月三十日止六個月			
	二零零五年		二零零四年	
	金額	佔業務分部收入百分比	金額	佔業務分部收入百分比
	（人民幣千元，不包括百分比）			
互聯網增值服務	**95,352**	**29.9%**	66,850	32.7%
移動及電信增值服務	**96,601**	**35.7%**	108,523	36.3%
網絡廣告	**12,798**	**31.6%**	7,238	34.4%
其他	**6,140**	**155.2%**	5,704	157.0%
總收入成本	**210,891**		188,315	

財務表現摘要（續）

二零零五年第二季

本集團二零零五年第二季的未經審計綜合收入為人民幣 3.337 億元，較二零零四年同期增加 23.3% 和逐季增加 11.0%。

二零零五年第二季的經營盈利是人民幣 1.188 億元，較二零零四年同期上升 3.1% 和逐季上升 14.8%。

二零零五年第二季盈利為人民幣 1.870 億元，較二零零四年同期上升 67.1% 和逐季上升 92.8%。按收入百分比計，期內盈利佔二零零五年第二季的 56.0%，而二零零四年同期及二零零五年第一季則分別為 41.4% 及 32.3%。

由二零零五年一月一日起，本集團已採納國際財務報告準則第2號「股份報酬」，導致有關授予僱員購股權的會計政策出現變動。採納國際財務報告準則第2號須對二零零四年度的財務資料作出追溯調整。因此，下列二零零四年第二季的財務資料經已重計。

二零零五年第二季與二零零五年第一季的比較

下表載列二零零五年第二季及二零零五年第一季的比較數字：

	未經審計 截至下列日期止三個月	
	二零零五年 六月三十日	二零零五年 三月三十一日
	（人民幣千元）	
收入	**333,665**	300,471
收入成本	**(108,963)**	(101,928)
毛利	**224,702**	198,543
其他收益淨額	**15,148**	11,905
銷售及市場推廣開支	**(45,501)**	(38,513)
一般及行政開支	**(75,596)**	(68,526)
經營盈利	**118,753**	103,409
財務成本淨額	**(51)**	(115)
除稅前盈利	**118,702**	103,294
所得稅收益／（開支）	**68,271**	(6,340)
期內盈利	**186,973**	96,954

管理層討論及分析（續）

二零零五年第二季與二零零五年第一季的比較（續）

收入。收入由二零零五年第一季的人民幣3.005億元上升11.0%至二零零五年第二季的人民幣3.337億元。下表載列二零零五年第二季及二零零五年第一季按業務種類分析的收入：

	截至下列日期止三個月			
	二零零五年六月三十日		二零零五年三月三十一日	
	金額	**佔總收入百分比**	金額	佔總收入百分比
	（人民幣千元，不包括百分比）			
互聯網增值服務	**169,883**	**50.9%**	149,064	49.6%
移動及電信增值服務	**136,498**	**40.9%**	134,271	44.7%
網絡廣告	**25,170**	**7.6%**	15,293	5.1%
其他	**2,114**	**0.6%**	1,843	0.6%
總收入	**333,665**	**100.0%**	300,471	100.0%

本集團互聯網增值服務的收入由二零零五年第一季的人民幣1.491億元增加14.0%至二零零五年第二季的人民幣1.699億元。增加主要反映我們的網絡虛擬化身業務持續取得成功，通過固網營運商渠道提供的高級QQ取得大幅增長，網絡遊戲也錄得增長。在線提醒服務和個性化的圖像標誌服務等較新服務的收入，也為收入增長帶來貢獻。

本集團的移動及電信增值服務的收入由二零零五年第一季的人民幣1.343億元上升1.7%至二零零五年第二季的人民幣1.365億元。這是因為彩鈴及移動互動語音服務的受歡迎程度整體上升，以致該項服務二零零五第二季的收入上升。但是，該等增長被本集團的移動通信及內容的SMS服務收入的持續下降所抵銷。此外，移動營運商持續「清理」帳戶的行動對來自移動及電信增值服務的收入有負面影響。於二零零五年第二季，撇減與中國移動的161移動聊天安排有關的費用清算已屆尾聲，該安排已於二零零四年底終止。

二零零五年第二季與二零零五年第一季的比較（續）

網絡廣告的收入由二零零五年第一季的人民幣1,530萬元增加64.6%至二零零五年第二季的人民幣2,520萬元。轉變主要由於網絡廣告業務的季節性增長和廣告業務的推廣增加。收入增長也反映我們於二零零五年初推出的互聯網搜尋功能所帶來的新的廣告收入。

收入成本。收入成本由二零零五年第一季的人民幣1.019億元增加6.9%至二零零五年第二季的人民幣1.090億元。增加主要反映由於我們提供更豐富的內容和更多種類的產品和服務而致內容成本和頻寬及服務器託管費用增加，此外，因為本集團與中國移動若干省級營運商完成有關161移動聊天的分成清算，該分成安排已於二零零四年底終止，以致電信營運商收入的分成金額和不均衡費用減少。收入成本佔收入的百分比由二零零五年第一季的33.9%下跌至二零零五年第二季的32.7%。下表載列二零零五年第二季及二零零五年第一季按業務種類分析的收入成本：

	截至下列日期止三個月			
	二零零五年六月三十日		二零零五年三月三十一日	
	金額	**佔業務分部收入百分比**	金額	佔業務分部收入百分比
	（人民幣千元，不包括百分比）			
互聯網增值服務	**52,775**	**31.1%**	42,577	28.6%
移動及電信增值服務	**46,535**	**34.1%**	50,066	37.3%
網絡廣告	**6,813**	**27.1%**	5,985	39.1%
其他	**2,840**	**134.3%**	3,300	179.1%
總收入成本	**108,963**		101,928	

管理層討論及分析（續）

二零零五年第二季與二零零五年第一季的比較（續）

本集團的互聯網增值服務收入成本由二零零五年第一季的人民幣4,260萬元增加24.0%至二零零五年第二季的人民幣5,280萬元。收入成本增加主要反映由於我們提供的內容更多，導致成本增加，而且由於我們支援更高容量的頻寬服務，因而我們與頻寬容量及服務器相關的費用較高。由於我們的互聯網增值服務量增加，以致通過我們的移動收費渠道，我們也錄得較高的電信營運商收入分成額及較高的收入分成成本。此外，因為我們持續招聘更多的僱員開發和支援新產品和服務而致僱員成本增加。

本集團的移動及電信增值服務收入成本，由二零零五年第一季的人民幣5,010萬元減少7.1%至二零零五年第二季的人民幣4,650萬元。收入成本減少主要反映移動營運商就其所分佔的收入保留的費用數額下降，因為本集團與中國移動若干省級營運商完成有關161移動聊天的分成清算安排，該分成安排已於二零零四年底終止。此等減少也反映中國移動改變MMS服務的收費政策，導致我們於該等服務的收入大幅減少，而MMS相關分成成本亦因而下降。收入成本的下降因我們提供更豐富的產品而致僱員成本和內容成本增加而有所抵銷。

本集團的網絡廣告收入成本由二零零五年第一季的人民幣600萬元增加13.8%至二零零五年第二季的人民幣680萬元。收入成本增加主要反映為開拓新廣告收入來源而由二零零五年初開始提供互聯網搜尋功能所產生的新開支。此外，由於有更多網絡廣告業務，故我們支付予廣告代理的銷售佣金金額增加。

其他收益淨額。其他收益主要反映銀行存款及其他生息金融資產產生的利息收入及金融工具的公允價值收益。其他收益由二零零五年第一季的人民幣1,190萬元上升27.2%至二零零五年第二季的人民幣1,510萬元。由於利率上升，故利息收入於二零零五年第二季增加，特別是以美元為幣值的投資為甚。

二零零五年第二季與二零零五年第一季的比較（續）

銷售及市場推廣開支。銷售及市場推廣開支由二零零五年第一季的人民幣3,850萬元增加18.1%至二零零五年第二季的人民幣4,550萬元。增加主要反映市場推廣、廣告開支和相關僱員成本，以及差旅和交際費增加。這些開支是由於本集團為了進一步提升我們的強勢品牌地位、開拓新收費渠道及使其多元化，以及推出新的增值互聯網服務及產品而產生。我們也因為優化我們的客戶服務而產生較高的開支。銷售及市場推廣開支佔收入的百分比由二零零五年第一季的12.8%增加至二零零五年第二季的13.6%。

一般及行政開支。一般及行政開支由二零零五年第一季的人民幣6,850萬元增加10.3%至二零零五年第二季的人民幣7,560萬元。開支增加主要是由於本集團增加關鍵技術的戰略性研究及開發方面的投資，包括即時通信功能、網絡遊戲和門戶網站。我們也就人力資源和税務等方面的咨詢而產生更多的顧問費用。一般及行政開支佔收入的百分比由二零零五年第一季的22.8%下降至二零零五年第二季的22.7%。

所得税收益／（開支）。於二零零五年第二季，本集團錄得所得税收益淨額人民幣6,830萬元，二零零五年第一季則為所得税開支人民幣630萬元。由二零零三年起，騰訊科技根據架構合約向騰訊計算機出售自行開發的軟件。此等軟件的成本（在騰訊計算機可按其估計合約年期攤銷）於釐定騰訊計算機的應課税盈利時可用作所得税前抵扣。因此，此等集團內公司間安排導致本集團綜合財務報表的會計基準與騰訊計算機財務報表的税務基準間出現潛在暫時性差異。於二零零五年第二季，騰訊計算機獲得中國當地税務局關於税務抵扣的所需批准，因此，騰訊計算機確認相關潛在遞延税項資產人民幣8,860萬元。

期內盈利。基於上文所述因素，期內盈利由二零零五年第一季的人民幣9,700萬元上升92.8%至二零零五年第二季的人民幣1.870億元。二零零五年第二季的期內純利佔收入的百分比為56.0%，而二零零五年第一季則為32.3%。

管理層討論及分析（續）

二零零五年第二季與二零零四年第二季的比較

下表載列二零零五年第二季及二零零四年第二季的比較數字：

	未經審計 截至六月三十日止三個月	
		（重計*）
	二零零五年	二零零五年
	（人民幣千元）	
收入	**333,665**	270,513
收入成本	**(108,963)**	(100,652)
毛利	**224,702**	169,861
其他收益淨額	**15,148**	1,061
銷售及市場推廣開支	**(45,501)**	(26,773)
一般及行政開支	**(75,596)**	(28,957)
經營盈利	**118,753**	115,192
財務（成本）／收入淨額	**(51)**	(18)
除税前盈利	**118,702**	115,174
所得税收益／（開支）	**68,271**	(3,293)
期內盈利	**186,973**	111,881

* 採納國際財務報告準則第2號須追溯應用於二零零二年十一月七日後授予僱員且於二零零五年一月一日並無歸屬的所有購股權。截至二零零四年六月三十日止三個月的盈利因此下跌人民幣140萬元。

二零零五年第二季與二零零四年第二季的比較（續）

收入。收入由二零零四年第二季的人民幣2.705億元，增加23.3%至二零零五年第二季的人民幣3.337億元，原因是從互聯網增值服務及網絡廣告所錄得的收入均出現顯著增長。然而，此等收入增加受移動及電信增值服務的收入減少而有所抵銷。下表載列二零零五年第二季及二零零四年第二季按業務種類分析的收入：

	截至六月三十日止三個月			
	二零零五年		二零零四年	
	金額	佔總收入百分比	金額	佔總收入百分比
	（人民幣千元，不包括百分比）			
互聯網增值服務	**169,883**	**50.9%**	99,913	36.9%
移動及電信增值服務	**136,498**	**40.9%**	156,054	57.7%
網絡廣告	**25,170**	**7.6%**	12,847	4.8%
其他	**2,114**	**0.6%**	1,699	0.6%
總收入	**333,665**	**100.0%**	270,513	100.0%

來自互聯網增值服務的收入由二零零四年第二季的人民幣9,990萬元增加70.0%至二零零五年第二季的人民幣1.699億元。隨著更多用戶採用本集團的服務，本集團各種網絡社區服務及互動娛樂（尤其是網絡虛擬化身及網絡遊戲）所得的收入亦大幅增長。在線提醒及網絡硬盤服務等多項新產品與服務，亦使來自互聯網增值服務的收入增加。此等增加受到從移動營運商獲得的收入輕微下降、本集團較成熟的產品的收入減少，以及本集團部份面對激烈競爭的服務如網上交友的收入減少的因素而輕微抵銷。

管理層討論及分析（續）

二零零五年第二季與二零零四年第二季的比較（續）

從移動及電信增值服務所得的收入由二零零四年第二季的人民幣1.561億元減少12.5%至二零零五年第二季的人民幣1.365億元。移動營運商繼續「清理」帳戶的活動，以及與中國移動的161移動聊天收入分成安排的終止導致收入下降。此等減少由於移動語音增值服務（包括彩鈴及移動互動語音服務）的收入增加而有所抵銷。雖然由於中國移動改變收費政策而導致MMS收入下降，但由於移動電話營運商提供的2.5G服務越來越普及，來自其他2.5G相關服務所得的收入有所增加。

網絡廣告的收入由二零零四年第二季的人民幣1,280萬元增加95.9%至二零零五年第二季的人民幣2,520萬元。收入增加反映了本集團的客戶基數不斷增長，以及我們於二零零五年初推出的互聯網搜尋功能所帶來的新的廣告收入。此外，本集團的QQ.com門戶網站已開始產生更多收益。

二零零五年第二季與二零零四年第二季的比較（續）

收入成本。收入成本由二零零四年第二季的人民幣1.007億元增加8.3%至二零零五年第二季的人民幣1.090億元。收入成本增加主要反映由於本集團支援更高容量的頻寬服務，導致頻寬及服務器託管費用增加，以及由於本集團提供更豐富內容導致內容訂購成本增加。此外，由於我們增加僱員數目支援我們的多項服務及產品，因而令僱員成本增加。隨着本集團的收費渠道逐步多元化，部分收費渠道轉變成非移動收費渠道，以及由於與中國移動的161移動聊天收入分成安排的終止（相較於本集團其他服務，該項服務的收入分佔比率較高），導致電信營運商分佔收入的數額及不均衡費用減少，從而使該等收入成本的增長有所抵銷。收入成本佔收入的百分比由二零零四年第二季的37.2%下降至二零零五年第二季的32.7%。下表載列二零零五年第二季及二零零四年第二季按業務種類分析的收入成本：

	截至六月三十日止三個月			
	二零零五年		二零零四年	
	金額	**佔業務分部收入百分比**	金額	佔業務分部收入百分比
	（人民幣千元，不包括百分比）			
互聯網增值服務	**52,775**	**31.1%**	34,120	34.1%
移動及電信增值服務	**46,535**	**34.1%**	60,099	38.5%
網絡廣告	**6,813**	**27.1%**	3,363	26.2%
其他	**2,840**	**134.3%**	3,070	180.7%
總收入成本	**108,963**		100,652	

互聯網增值服務的收入成本由二零零四年第二季的人民幣3,410萬元增加54.7%至二零零五年第二季的人民幣5,280萬元。增加主要反映由於本集團支援更高容量的頻寬服務，導致相關開支增加，以及由於本集團提供更豐富的內容服務（例如音樂）導致內容成本增加。此外，支援更多種類的互聯網增值服務的僱員成本也有所增加。隨着本集團的收費渠道逐步多元化，部分收費渠道轉變成非移動收費渠道，電信營運商分佔的收入數額及不均衡收費降低，從而使該等收入成本的增長有所抵銷。

二零零五年第二季與二零零四年第二季的比較（續）

移動及電信增值服務的收入成本由二零零四年第二季的人民幣6,010萬元下降22.6%至二零零五年第二季的人民幣4,650萬元。下降主要反映由於與中國移動的161移動聊天收入分成安排的終止（相較於本集團其他服務，該項服務的收入分佔比率較高），導致移動營運商就其分佔收入保留的費用及不均衡費用大幅減少。該等下降因本集團加強內容建設導致內容費用數額增加，以及本集團增聘人員以支援本集團多項新產品及服務導致僱員成本增加而有所抵消。

網絡廣告的收入成本由二零零四年第二季的人民幣340萬元增加102.6%至二零零五年第二季的人民幣680萬元。收入成本增加主要反映支付予廣告代理的銷售佣金增加，以及頻寬費用亦由於廣告合約量增加而上升。此外，本集團增聘人員以促進本集團網絡廣告業務增長，為開拓新的廣告收入來源而由二零零五年初開始提供互聯網搜尋功能，而產生新增費用。

其他收益淨額。本集團二零零五年第二季錄得其他收益為人民幣1,510萬元，而二零零四年第二季則為人民幣110萬元。增加主要反映本集團於二零零四年夏季進行首次公開售股後，將富餘現金投資於生息金融資產而產生的額外利息收入及公允價值收益。

銷售及市場推廣開支。銷售及市場推廣開支由二零零四年第二季的人民幣2,680萬元增加70.0%至二零零五年第二季的人民幣4,550萬元。增加主要反映了多項新產品推出及開始市場推廣以及建立新銷售渠道，令到推廣及廣告活動更為頻繁及僱員成本增加。此外，由於本集團擴充客戶支援服務，以致外包業務增加。

二零零五年第二季與二零零四年第二季的比較（續）

一般及行政開支。一般及行政開支由二零零四年第二季的人民幣2,900萬元增加161.1%至二零零五年第二季的人民幣7,560萬元。增加主要反映研究及開發費用增加，而該增加是由於增聘研究及開發員工和技術人員以開發新產品及服務（包括網絡遊戲及即時通信功能）以促進未來增長所致。由於招聘人手支援業務擴展而令員工人數增加及薪金上升，故僱員成本亦大幅上升。作為一家上市公司有關的開支亦導致一般及行政開支增加。再者，由於我們遷往新辦公室而導致租金增加，以及作為一間上市公司，我們的專業顧問費用亦有所增加。

所得稅收益／（開支）。相較於二零零四年第二季的所得稅開支人民幣330萬元，本集團二零零五年第二季錄得所得稅收益淨額為人民幣6,830萬元。誠如上文所述，於二零零五年第二季，本集團確認了因集團內部軟件銷售而產生的潛在遞延稅項資產人民幣8,860萬元。

期內盈利。期內盈利由二零零四年第二季的人民幣1.119億元增加67.1%至二零零五年第二季的人民幣1.870億元。二零零五年第二季的盈利佔收入的百分比為56.0%，而二零零四年第二季則為41.4%。

管理層討論及分析（續）

流動資金及財務資源

於二零零五年六月三十日及二零零五年三月三十一日，本集團的現金及投資如下：

	未經審計 二零零五年 六月三十日	二零零五年 三月三十一日
	（人民幣千元）	
現金及現金等價物	**1,124,492**	1,132,054
初步為期超過三個月的定期存款	**547,459**	560,172
為交易而持有的金融資產	**675,200**	669,948
持有至到期日的投資	**167,358**	167,374
總計	**2,514,509**	2,529,548

本集團大部份的財務資源乃以美元為幣值的存款及投資持有，而本集團並無使用任何方法對沖外滙風險，故與本集團存款及投資有關的任何外滙波動，均可能對本集團造成損失。

於二零零五年六月三十日，本集團並無任何須計息的借貸。

業務展望

二零零五年第二季，中國互聯網市場繼續在用戶人數及寬頻滲透率方面呈現強勁增長。此具吸引力的市場環境使網絡公司受惠，但亦促使競爭加劇。各類公司，尤其是外國公司受該市場的機遇吸引，紛紛增加在中國市場的投資。我們相信，競爭加劇雖然會為本集團帶來挑戰，但亦會為此新生市場提供新的增長動力。本集團相信，通過專注於加強本集團的網絡平台，緊貼本集團的本地用戶社區，以及鋭意研究及開發創新產品，本集團有能力迎接競爭加劇的挑戰，並同時具備有利條件受惠於市場增長。

本集團不斷專注於加強我們的網絡平台，包括即時通信平台、 QQ.com 門戶網站及 QQ 遊戲門戶網站。此外，本集團在開發及測試新互聯網增值產品及服務（包括 Q-Zone 及 QQ 寵物）及新在線遊戲（包括 QQ 堂及 QQ 幻想）方面取得良好進展。為提高利用本集團網絡平台高流量獲取回報的能力，以及在加劇的競爭環境中有效地進行競爭，本集團在新產品及服務的研究及開發、樹立本集團的網絡平台品牌，以及擴展本集團產品及服務的新收費及付款渠道。本集團深信，此等投資會為本集團帶來長遠利益。

於互聯網增值服務方面，我們正致力提升現有旗艦產品及服務（例如 QQ 會員及網絡虛擬化身產品）的功能。此外，我們通過向本集團用戶有限度提供新產品 Q-Zone 及 QQ 寵物而進行公開測試，並喜見用戶初步對兩項產品均有強烈需求。我們現正著手提升其技術平台，準備向更多用戶推出該等產品。本集團預期該等新產品可於二零零五年下半年為我們賺取更多收入。

業務展望（續）

於在線遊戲業務方面，QQ遊戲門戶網站仍然在中國的休閒遊戲平台保持其領導地位。本集團計劃藉此領導地位，通過增加收費訂購及休閒遊戲的遊戲項目銷售而增加回報。於二零零五年第二季，本集團進一步優化高級休閒遊戲QQ堂。該遊戲於二零零五年七月七日正式推出，其推出後的表現令人鼓舞。本集團亦於二零零五年第二季繼續進行大型多用戶在線遊戲QQ幻想的內部測試，並以在本年度下半年從遊戲業務賺取更多收入為目標。

於移動及電信增值服務方面，本集團預期隨著行業政策及市場環境持續發展，以及競爭繼續加劇，該等服務會繼續處於不穩定狀態。本集團將通過與營運商緊密合作，以及開發新功能和產品為用戶提供更高價值以克服該等挑戰。此外，本集團亦正為無線平台（例如WAP門戶網站及無線休閒遊戲網絡）的互聯網產品及服務的客戶化方面增加投資。本集團相信，3G的發展日後會為該等產品及服務締造龐大商機，而本集團擬作好準備，成為掌握此等商機的領先企業。

於網絡廣告業務方面，本集團相信，就利用本集團網絡平台的高流量獲取回報而言，我們仍處於早期階段。本集團的目標是通過在建立QQ.com品牌方面作出投資，建立強大的銷售隊伍，以及與中國主要廣告商建立密切關係以擴展本集團的網絡廣告業務。

董事於證券的權益

於二零零五年六月三十日，本公司董事及主要行政人員擁有(a)根據證券及期貨條例（「證券及期貨條例」）第XV部第7及第8分部須知會本公司及聯交所的本公司或其相聯法團（定義見證券及期貨條例第XV部）股份、相關股份及債券的權益及淡倉（包括根據證券及期貨條例的有關條文規定其取得或視為取得的權益及淡倉）；或(b)根據證券及期貨條例第352條須登記於該條規定本公司存置的登記冊，或(c)根據上市規則上市公司董事進行證券交易的標準守則規定須知會本公司及聯交所的權益及淡倉如下：

(A)於本公司股份的好倉

董事姓名	權益性質	所持股份數目	已發行股本百分比
馬化騰	公司（附註1）	242,483,080	13.68%
張志東	公司（附註2）	108,085,530	6.10%

附註：

1 該等股份由馬化騰全資擁有的英屬處女群島公司Advance Data Services Limited持有。

2 該等股份由張志東全資擁有的英屬處女群島公司Best Update International Limited持有。

董事於證券的權益（續）

(B)於相聯法團股份的好倉

董事姓名	相聯法團名稱	權益性質	所持股份數目及類別	已發行股本百分比
馬化騰	深圳市騰訊計算機系統有限公司	個人	人民幣9,500,000元（註冊股本）	47.5%
	深圳市世紀凱旋科技有限公司	個人	人民幣5,225,000元（註冊股本）	47.5%
張志東	深圳市騰訊計算機系統有限公司	個人	人民幣4,000,000元（註冊股本）	20%
	深圳市世紀凱旋科技有限公司	個人	人民幣2,200,000元（註冊股本）	20%

除上文披露者外，於二零零五年六月三十日，董事或主要行政人員及他們的聯繫人概無於本公司及其相聯法團的任何股份、相關股份或債券中擁有權益或淡倉。

購股權計劃

本公司已採納兩項購股權計劃，即公開售股前購股權計劃及公開售股後購股權計劃。據此，董事可酌情向本公司或其附屬公司的僱員（包括任何董事）授出購股權，以認購本公司股份，惟受購股權計劃訂明的條款及條件所規限。本公司將不會根據公開售股前購股權計劃授出購股權。有關公開售股前購股權計劃及公開售股後購股權計劃項下的購股權變動詳情，載於本中期報告中的中期財務資料附註10。於二零零五年六月三十日，並無授予本公司董事任何尚未行使購股權。

主要股東

於二零零五年六月三十日，下列人士（本公司董事或主要行政人員除外）擁有根據證券及期貨條例第XV部第2及第3分部的條文須向本公司披露的本公司股份或相關股份的權益及淡倉（根據本公司按證券及期貨條例第336條存置的登記冊所記錄），或直接或間接於本公司已發行股本中擁有5%或以上權益：

於本公司股份的好倉

股東名稱	權益性質	所持股份數目	已發行股本百分比
MIH QQ (BVI) Limited	公司（附註1）	630,240,380	35.56%
Advance Data Services Limited	公司（附註2）	242,483,080	13.68%
Best Update International Limited	公司（附註3）	108,085,530	6.10%

附註：

1 由於MIH QQ (BVI) Limited由Naspers Limited透過其居間公司MIH (BVI) Limited、MIH Holdings Limited及MIH Investments (Pty) Ltd全資擁有，故此根據證券及期貨條例第XV部，Naspers Limited、MIH (BVI) Limited、MIH Holdings Limited及MIH Investments (Pty) Ltd被視為擁有同一批630,240,380股股份。

2 由於馬化騰全資擁有Advance Data Services Limited，故此，誠如「董事於證券的權益」一節所披露，馬先生擁有該等股份的權益。

3 由於張志東全資擁有Best Update International Limited，故此，誠如「董事於證券的權益」一節所披露，張先生擁有該等股份的權益。

除上文所披露者外，於二零零五年六月三十日，本公司並無接獲通知有任何其他人士（本公司董事或主要行政人員除外）於本公司股份及相關股份中擁有權益或淡倉（根據證券及期貨條例第336條須存置的登記冊所記錄）。

僱員及酬金政策

於二零零五年六月三十日，本集團有1,648名僱員（二零零四年六月三十日：804名），大部分為於本公司在中國深圳的總辦事處工作的人員。本集團聘用的僱員數目視乎需要而不時有所變動，而其酬金亦根據業內慣例釐定。

本集團定期審閱僱員的酬金政策及整體酬金。除社會保險及內部培訓課程外，僱員可根據個別表現的評核而獲授酌情花紅及購股權。

本集團截至二零零五年六月三十日止六個月支付的酬金總成本為人民幣1.340億元（二零零四年：人民幣6,700萬元）。

購買、出售或贖回本公司上市證券

截至二零零五年六月三十日止六個月，本公司或其任何附屬公司概無購買、出售或贖回任何本公司上市證券。

審核委員會

由本公司兩名獨立非執行董事及一名非執行董事組成的審核委員會已審閱本公司採用的會計原則及慣例，並討論審計、內部控制及財務報告事宜。審核委員會連同核數師已審閱本集團截至二零零五年六月三十日止三個月及六個月的未經審計中期財務報表。

採納有關董事證券交易的操守準則

本公司按照不較上市規則附錄十上市公司董事進行證券交易的標準守則所規定的標準寬鬆的條款，採納有關董事證券交易的操守準則。本公司董事於這季度報告涵蓋的會計期間內一直遵守有關操守準則。

遵守企業管治常規守則

除上市規則附錄十四有關區分主席及行政總裁的角色的守則條文第A.2.1條所指的偏離行為外，本公司董事並不知悉任何資料，足以合理顯示本公司於截至二零零五年六月三十日止六個月內任何時間並無遵守由二零零五年一月一日起生效的上市規則附錄十四所載企業管治常規守則的守則條文。

守則條文第A.2.1條規定，主席與行政總裁的角色應有區分，並不應由一人同時兼任。主席與行政總裁之間職責的分工應清楚界定並以書面列載。

於回顧期間，馬化騰先生為本公司的主席兼行政總裁。董事會認為，突然區分主席及行政總裁的角色涉及共用現有架構的權力及授權，這可能會造成本公司日常業務巨大波動，並產生額外成本。此外，本公司的主席及行政總裁必須熟悉資訊科技的知識，並對急速及繁多的業務變動具備敏鋭觸覺，才能帶領本公司在這個瞬息萬變的資訊科技行業內，對市場變動作出迅速並及時的反應和決策，確保本公司能夠持續穩定發展。儘管上述各項，董事會將不時審閱現有架構，並在有需要時作出必須的修訂。

致謝

本集團的管理層及員工的熱誠是本集團迎接未來挑戰及機遇的所需要素，我們謹此向他們致以由衷的感謝。

承董事會命
主席
馬化騰

香港，二零零五年八月二十四日





Tencent 腾讯

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